ITEM  6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Board of Directors

ArcelorMittal places a strong emphasis on corporate governance. ArcelorMittal has eight independent directors on its 11-member Board of Directors. The Board’s Audit Committee and Appointments, Remuneration and Corporate Governance Committee are each comprised exclusively of independent directors. In addition, half of the Risk Management Committee is comprised of independent directors.

The annual general meeting of shareholders on May 8, 2012 acknowledged the expiration of the terms of office of Mr. Narayanan Vaghul and Mr. Wilbur L. Ross. At the same meeting, the shareholders re-elected Mr. Vaghul and Mr. Ross for a new term of three years each. The Board of Directors had proposed to elect Mr. Tye Burt as a new Board member, and Mr. Burt was elected by the shareholders for a three-year term starting on May 8, 2012. Mr. Burt is considered an independent director within the meaning of the NYSE Listed Company Manual and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange.

As a result of these changes, the Board of Directors is composed of 11 directors, of which 10 are non-executive directors and eight are independent directors. The Board of Directors comprises only one executive director, Mr. Lakshmi N. Mittal, the Chairman and Chief Executive Officer of ArcelorMittal.

Mr. Lewis B. Kaden is the Lead Independent Director. Mr. Kaden’s principal duties and responsibilities as Lead Independent Director are as follows: coordination of activities of the other Independent Directors; liaison between the Chairman and the other Independent Directors; calling meetings of the Independent Directors when necessary and appropriate; and such other duties as are assigned from time to time by the Board of Directors.

No member of the Board of Directors, including the executive Director, has entered into any service contract with ArcelorMittal or any of its subsidiaries providing for benefits upon the end of his or her service on the Board.

The members of the Board of Directors are set out below:

	Name	Age[5]	Date of joining the Board[6]	End of Term	Position within ArcelorMittal
	Lakshmi N. Mittal	62	May 1997	May 2014	Chairman of the Board of Directors and Chief Executive Officer
	Lewis B. Kaden 2 4	70	April 2005	May 2014	Lead Independent Director
	Vanisha Mittal Bhatia	32	December 2004	May 2013	Director
	Narayanan Vaghul1 2 4	76	July 1997	May 2015	Director
	Wilbur L. Ross1 4	75	April 2005	May 2015	Director
	Jeannot Krecké[3]	62	January 2010	May 2013	Director
	Antoine Spillmann1 3 4	49	October 2006	May 2014	Director
	HRH Prince Guillaume de Luxembourg2 4	49	October 2006	May 2014	Director
	Suzanne P. Nimocks2 3 4	53	January 2011	May 2013	Director
	Bruno Lafont1 4	56	May 2011	May 2014	Director
	Tye Burt[4]	55	May 2012	May 2015	Director

1	Member of the Audit Committee.
2	Member of the Appointments, Remuneration and Corporate Governance Committee.
3	Member of the Risk Management Committee.
4	Non-executive and independent director.
5	Age as of December 31, 2012.
6	Date of joining the Board of ArcelorMittal or, if prior to 2006, its predecessor Mittal Steel Company NV.

The business address of each of the members of the Board of Directors is ArcelorMittal’s registered office at 19, avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg.

Lakshmi N Mittal, 62, is the Chairman and Chief Executive Officer of ArcelorMittal. Mr. Mittal started his career in steel in 1976 by founding Ispat Indo, a company that is still held privately by the Mittal family. He founded Mittal Steel Company (formerly the LNM Group) in 1989 and guided its strategic development, culminating in the merger in 2006 with Arcelor, to form the world’s largest steelmaker. He is widely recognized for the leading role he has played in restructuring the steel industry towards a more consolidated and globalized model. Mr. Mittal is an active philanthropist and a member of various boards and trusts, including chairman of the board of Aperam and the boards of Goldman Sachs and European Aeronautic Defence & Space Company (EADS) N.V. He is a member of the Indian Prime Minister’s Global Advisory Council, the Foreign Investment Council in Kazakhstan, the Ukrainian President’s Domestic and Foreign Investors Advisory Council, the World Economic Forum’s International Business Council, the World Steel Association’s Executive Committee and the Presidential International Advisory Board of Mozambique. He also sits on the Advisory Board of the Kellogg School of Management and on the Board of Trustees of Cleveland Clinic in the United States. Mr. Mittal began his career working in his family’s steelmaking business in India, and has over 35 years of experience working in steel and related industries. In addition to spearheading the steel industry’s consolidation, he championed the development of integrated mini-mills and the use of Direct Reduced Iron (DRI) as a scrap substitute for steelmaking. Following the merger of Ispat International and LNM Holdings to form Mittal Steel in December 2004, with the simultaneous acquisition of International Steel Group, he led the formation of the world’s then-leading steel producer. In 2006, he merged Mittal Steel and Arcelor to form ArcelorMittal. Mr. Mittal then led a successful integration of two large entities to firmly establish ArcelorMittal as one of the foremost industrial companies in the world. The company continues to be the largest and most global steel manufacturer. More recently, Mr. Mittal has been leading ArcelorMittal’s expansion of its mining business through significant brownfield and greenfield growth. In 1996, Mr. Mittal was awarded ‘Steelmaker of the Year’ by New Steel in the United States and in 1998 the ‘Willy Korf Steel Vision Award’ by World Steel Dynamics for outstanding vision, entrepreneurship, leadership and success in global steel development. He was named Fortune magazine’s ‘European Businessman of the Year 2004’. Mr. Mittal was awarded ‘Business Person of 2006’ by the Sunday Times, ‘International Newsmaker of the Year 2006’ by Time Magazine and ‘Person of the Year 2006’ by the Financial Times for his outstanding business achievements. In January 2007, Mr. Mittal was presented with a Fellowship from King’s College London, the college’s highest award. He also received in 2007 the Dwight D. Eisenhower Global Leadership Award, the Grand Cross of Civil Merit from Spain and was named AIST Steelmaker of the year. In January 2008, Mr. Mittal was awarded the Padma Vibhushan, India’s second highest civilian honor, by the President of India. In September 2008, Mr. Mittal was chosen for the third ‘Forbes Lifetime Achievement Award’, which honors heroes of entrepreneurial capitalism and free enterprise. In October 2010, he was awarded World Steel Association’s medal in recognition of his services to the Association as its Chairman and also for his contribution to the sustainable development of the global steel industry. In January 2013, Mr. Mittal was awarded with a Doctor Honoris Causa by the AGH University of Science and Technology in Krakow, Poland. Mr. Mittal was born in Sadulpur in Rajasthan, India on June 15, 1950. He graduated from St. Xavier’s College in Kolkata, India where he received a Bachelor of Commerce degree. Mr. Mittal is married to Usha Mittal. They have a son, Aditya Mittal, and a daughter, Vanisha Mittal Bhatia.  Mr. Mittal is a citizen of India.

Lewis B. Kaden, 70, is the Lead Independent Director of ArcelorMittal. He has approximately 40 years of experience in corporate governance, financial services, dispute resolution and economic policy. He has been Vice Chairman of Citigroup since 2005, and will retire from Citigroup on April 30, 2013. Prior to that, he was a partner of the law firm Davis Polk & Wardwell, and served as Counsel to the Governor of New Jersey, as a Professor of Law at Columbia University and as director of Columbia University’s Center for Law and Economic Studies. He has served as a director of Bethlehem Steel Corporation for ten years and is currently Chairman of the Board of Trustees of the Markle Foundation and Vice Chairman of the Board of Trustees of Asia Society. He is a member of the Council on Foreign Relations and has been a moderator of the Business-Labor Dialogue. Mr. Kaden is a magna cum laude graduate of Harvard College and of Harvard Law School. He was the John Harvard Scholar at Emmanuel College, Cambridge University. Mr. Kaden is a citizen of the United States of America.

Vanisha Mittal Bhatia, 32, was appointed as a member of the LNM Holdings Board of Directors in June 2004.  Ms. Vanisha Mittal Bhatia was appointed to Mittal Steel’s Board of Directors in December 2004.  She has a Bachelor of Arts degree in Business Administration from the European Business School and has worked at Mittal Shipping Ltd, Mittal Steel Hamburg GmbH, an Internet-based venture capital fund, within the procurement department of Mittal Steel, in charge of a cost-cutting project, and is currently Head of Strategy for Aperam. She is also the daughter of Mr. Lakshmi N. Mittal. Ms. Bhatia is a citizen of India.

Narayanan Vaghul, 76, has over 50 years of experience in the financial sector and was the Chairman of ICICI Bank Limited between 2002 and April 2009. Previously, he served as the Chairman of the Industrial Credit and Investment Corporation of India, a long-term credit development bank for 17 years and, prior to that, served as Chairman of the Bank of India and Executive Director of the Central Bank of India. He also served for brief periods as Consultant to the World Bank, the International Finance Corporation and the Asian Development Bank. Mr. Vaghul was also a visiting Professor at the Stern Business School at New York University. Mr. Vaghul is Chairman of the Indian Institute of Finance Management & Research and is also a Board member of Wipro, Mahindra & Mahindra, Piramal Healthcare Limited and Apollo Hospitals. He was chosen as a Businessman of the Year in 1992 by Business India. He also received a Lifetime Achievement Award from the Economic Times.  In 2009, he was awarded the Padma Bhushan, India’s third highest civilian honor.  Mr. Vaghul is a citizen of India.

Wilbur L. Ross, Jr., 75, is the Chairman and Chief Executive Officer of WL Ross & Co. LLC, a merchant banking firm, a position that he has held since April 2000. WL Ross & Co is part of Invesco Private Capital, a listed company, of which Mr. Ross is Chairman. As such, Mr. Ross is also the Chairman and Chief Executive Officer of several unlisted Invesco portfolio companies.

Mr. Ross is the Chairman of Ohizumi Manufacturing Company in Japan, International Textile Group and Diamond S Shipping, which are unlisted companies, and of the Japan Society and the Economics Studies Council of the Brookings Institution, which are non-profit entities. Mr. Ross is a director of International Automotive Components and Compagnie Européenne de Wagons SARL (Luxembourg), both non-listed companies. Mr. Ross is also a director of the Yale School of Management and the Harvard Business School Dean’s Advisory Board.  He is on the Boards of Air Lease Corp., Assured Guaranty, BankUnited, EXCO Resources and Greenbrier, all NYSE-listed, and of PLASCAR, which is listed in Brazil.  Mr. Ross was an Executive Managing Director at Rothschild, the investment banking firm, from October 1974 to March 2000, and the Chairman of the Smithsonian Institution National Board. Mr. Ross was also the Chairman of the International Steel Group since its inception until April 2005, when it merged into Mittal Steel Company NV. Mr. Ross is a citizen of the United States of America.

Jeannot Krecké, 62, started his university studies at the Université Libre de Bruxelles (ULB) in Belgium in 1969, from where he obtained a degree in physical and sports education. He decided in 1983 to change professional direction. His interests led him to retrain in economics, accounting and taxation. He undertook various studies, in particular in the United States. Following the legislative elections of June 13, 2004, Mr. Krecké was appointed Minister of the Economy and Foreign Trade and Minister of Sport of Luxembourg on July 13, 2004. Upon the return of the coalition government formed by the Christian Social Party (CSV) and the Luxembourg Socialist Workers’ Party (LSAP) as a result of the legislative elections of June 7, 2009, Mr. Krecké was again appointed Minister of the Economy and Foreign Trade on July 23, 2009. As of July 2004, Mr.  Krecké represents the Luxembourg government at the Council of Ministers of the European Union in the internal market and industry sections of its competitiveness committees as well as in the Economic and Financial Affairs Council and in the energy section of its transport, telecommunications and energy committee. He was also a member of the Eurogroup from July 2004 to June 2009. On February 1, 2012, Mr. Krecké retired from government and decided to end his active political career in order to pursue a range of different projects. Mr. Krecké is currently the Chief Executive Officer of Key International Strategy Services and is on the board of JSFC Sistema and CalzedoniaFinanziara S.A. Mr. Krecké is a citizen of Luxembourg.

Antoine Spillmann, 49, worked for leading investment banks in London from 1986 to 2000. He is now an asset manager and executive partner at the firm Bruellan Wealth Management, an independent asset management company based in Geneva, Switzerland. Mr. Spillmann studied in Switzerland and London, receiving diplomas from the London Business School in Investment Management and Corporate Finance. Mr. Spillmann is a non-independent board member of Bondpartners SA and Leclange SA. Mr. Spillmann is a citizen of Switzerland.

H.R.H. Prince Guillaume de Luxembourg, 49, worked for five years at the International Monetary Fund in Washington, D.C., and spent two years working for the Commission of European Communities in Brussels. Prince Guillaume headed a governmental development agency, Lux-Development, for 12 years; after that, he was appointed Honorary President of the board of directors of Lux-Development.  He studied at the University of Oxford in the United Kingdom, and Georgetown University in Washington, D.C., from which he graduated in 1987. HRH Prince Guillaume de Luxembourg is a citizen of Luxembourg.

Suzanne P. Nimocks, 53, was previously a director (senior partner) with McKinsey & Company, a global management consulting firm, from June 1999 to March 2010 and was with the firm in various other capacities starting in 1989, including as a leader in the firm’s Global Petroleum Practice, Electric Power & Natural Gas Practice, Organization Practice, and Risk Management Practice. Ms. Nimocks chaired the Environmental Committee of the Greater Houston Partnership, the primary advocate of Houston’s business community, until December 31, 2010. She holds a Bachelor of Arts in Economics from Tufts University and a Masters in Business Administration from the Harvard Graduate School of Business. Ms. Nimocks is currently a Board Member for Encana Corporation, Rowan Companies Inc., Owens Corning, all listed companies, and Valerus, a private company. Encana is a major natural gas company, Rowan Companies provides drilling services for the oil and gas industry, Owens Corning manufactures building products and Valerus provides services for oil and gas production. In the non-profit sector, she serves as the chair of the board of directors of the Houston Zoo. Ms. Nimocks is a citizen of the United States of America.

Bruno Lafont, 56, began his career at Lafarge in 1983 and has held numerous positions in finance and international operations with the same company. In 1995, Mr. Lafont was appointed Group Executive Vice President, Finance, and thereafter Executive Vice President of the Gypsum Division in 1998. Mr. Lafont joined Lafarge’s General Management as Chief Operating Officer between May 2003 and December 2005. Chief Executive Officer since January 2006, Bruno Lafont was appointed Chairman and Chief Executive Officer in May 2007. Mr. Lafont presently chairs the Energy & Climate Change Working Group of the European Roundtable of Industrialists. Mr. Lafont is a Special Adviser to the Mayor of Chongqing (China), a Board Member of EDF and a Board Member of ArcelorMittal. Born in 1956, Mr. Lafont is a graduate from the Hautes Etudes Commerciales business school (HEC 1977, Paris) and the Ecole Nationale d’Administration (ENA 1982, Paris). Mr. Lafont is a citizen of France.

Tye Burt, 55, was appointed President and Chief Executive Officer of Kinross Gold Corporation in March 2005. He held this position until August 1, 2012. Kinross is listed on the New York Stock Exchange and the Toronto Stock Exchange. Mr. Burt was also a member of the board of directors of Kinross. Mr. Burt has broad experience in the global mining industry, specializing in corporate finance, business strategy and mergers and acquisitions. Prior to joining Kinross, he held the position of Vice Chairman and Executive Director of Corporate Development at Barrick Gold Corporation. He was President of the Cartesian Capital Group from 2000 to 2002; Chairman of Deutsche Bank Canada and Deutsche Bank Securities Canada; Global Managing Director of Global Metals and Mining for Deutsche Bank AG from 1997 to 2000; and Managing Director and Co-Head of the Global Mining Group at BMO Nesbitt Burns

from 1995 to 1997, holding various other positions at BMO Nesbitt Burns from 1986 to 1995. Mr. Burt is a board member of Dacha Strategic Metals Inc., a small rare earths trading company based in Canada. He is the Life Sciences Research Campaign Chair of the University of Guelph's Better Planet Project. He is a member of the Duke of Edinburgh's Award Charter for Business Board of Governors. Mr. Burt is a graduate of Osgoode Hall Law School, a member of the Law Society of Upper Canada, and he holds a Bachelor of Arts degree from the University of Guelph. Mr. Burt is a citizen of Canada.

Senior Management

ArcelorMittal’s senior executive management is comprised of the members of the Group Management Board, which are set out below:

	Name	Age[1]	Position
	Davinder Chugh	56	Member of the Group Management Board, Responsible for Shared Services and member of the Investment Allocation Committee
	Peter Kukielski	56	Member of the Group Management Board, Head of Mining
	Sudhir Maheshwari	49	Member of the Group Management Board; Responsible for Corporate Finance, M&A, Risk Management and India and China activities
	Aditya Mittal	36	Chief Financial Officer, Member of the Group Management Board, with additional responsibility for Flat Carbon Europe, Investor Relations and Communications
	Lakshmi N. Mittal	62	Chairman and Chief Executive Officer
	Lou Schorsch	63	Member of the Group Management Board; Responsible for Flat Carbon Americas, Group Strategy, CTO, Research and Development, Global Automotive and member of the Investment Allocation Committee
	Gonzalo Urquijo	51

Member of the Group Management Board; Responsible for AACIS (excluding China and India), Distribution Solutions, Tubular Products, Corporate Responsibility, Investment Allocation Committee (“IAC”) Chairman

	Michel Wurth	58	Member of the Group Management Board Responsible for Long Carbon Worldwide

1	Age as of December 31, 2012.

The Group Management Board has responsibility for, and its remuneration is tied to, the day-to-day management of the business of ArcelorMittal on a global basis. In 2012, the Appointments, Remuneration and Corporate Governance Committee of the Board of Directors decided to further improve the remuneration disclosure published by the Company by focusing on those executive officers whose remuneration is tied to the performance of the entire ArcelorMittal group. Consequently, information regarding the Management Committee, which is an advisory body to the Group Management Board, is no longer included. The Group Management Board is defined going forward as ArcelorMittal’s senior management.

Davinder Chugh, Member of the Group Management Board; Responsible for Shared Services (reporting to Chief Executive Officer), Member of Investment Allocation Committee. Mr. Davinder Chugh has over 33 years of experience in the steel industry in general management, materials purchasing, marketing, logistics, warehousing and shipping. Mr. Chugh was previously a Senior Executive Vice President of ArcelorMittal responsible for Shared Services until 2007. Before becoming a Senior Executive Vice President of ArcelorMittal, he served as the Chief Executive Officer of Mittal Steel South Africa until 2006.  After the acquisition of ISCOR (now ArcelorMittal South Africa in 2002 Mr. Chugh was involved in the turnaround and consolidation of the South African operations of ArcelorMittal. He also served as Director of Commercial and Marketing at Mittal Steel South Africa, among other positions. Mr. Chugh was Vice President of Purchasing in Mittal Steel Europe until 2002, where he consolidated procurement and logistics across plants in Europe. Prior to this, he held several senior positions at the Steel Authority India Limited in New Delhi, India. He holds bachelor’s degrees of B.Sc. (Physics Honors), an LLB and an MBA. Mr. Chugh is a citizen of India.

Peter Kukielski, Member of the Group Management Board;  Responsible for Mining.  Mr. Peter Kukielski was appointed Senior Executive Vice President and Head of Mining in December 2008. Mr. Kukielski is responsible for the Company’s mining business and for driving its development. On January 1, 2010, Mr. Kukielski was appointed to the Company’s Group Management Board. Mr. Kukielski was previously the Executive Vice President and Chief Operating Officer of Teck Cominco Limited. Prior to joining Teck Cominco, he was Chief Operating Officer of Falconbridge Limited. Prior to this, he held senior engineering and project management positions with BHP Billiton and Fluor Corporation. Mr. Kukielski holds a Bachelor of Science degree in civil engineering from the University of Rhode Island and a Master of Science degree in civil engineering from Stanford University. Mr. Kukielski is a citizen of the United States.

Sudhir Maheshwari, Member of the Group Management Board; Responsible for Corporate Finance, M&A, Risk Management and India and China activities. Mr. Sudhir Maheshwari is also Alternate Chairman of the Corporate Finance and Tax Committee and Chairman of the Risk Management Committee. Mr. Maheshwari was previously a Member of the Management Committee of ArcelorMittal, Responsible for Finance and M&A. Prior to this, he was Managing Director, Business Development and Treasury at Mittal Steel from January 2005 until its merger with Arcelor in 2006 and Chief Financial Officer of LNM Holdings N.V. from January 2002 until its merger with Ispat International in December 2004. Mr. Maheshwari has over 25 years of experience in the steel and related industries. He has played an integral and leading role in all acquisitions in recent years including the ArcelorMittal merger and integration. He also plays a key leading role in various corporate finance, funding and capital market transactions including the award-winning refinancing of the Company’s debt in 2009 and the initial public offering in 1997. Over a 24-year career with ArcelorMittal, he also held the positions of Chief Financial Officer at Mittal Steel Europe S.A., Mittal Steel Germany and Mittal Steel Point Lisas, and Director of Finance and M&A at Mittal Steel. Mr. Maheshwari also serves on the Board of Directors of various subsidiaries of ArcelorMittal. Mr. Maheshwari is an Honours Graduate in Accounting and Commerce from St. Xavier’s College, Calcutta and a Fellow of The Institute of Chartered Accountants and The Institute of Company Secretaries in India. Mr. Maheshwari is a citizen of India.

Aditya Mittal, Chief Financial Officer of ArcelorMittal, Member of the Group Management Board with additional responsibility for Flat Carbon Europe. Prior to the merger to create ArcelorMittal, Mr. Aditya Mittal held the position of President and Chief Financial Officer of Mittal Steel Company from October 2004 to 2006. He joined Mittal Steel in January 1997 and has held various finance and management roles within the company. In 1999, he was appointed Head of Mergers and Acquisitions for Mittal Steel. In this role, he led the company’s acquisition strategy, resulting in Mittal Steel’s expansion into Central Europe, Africa and the United States. Besides M&A responsibilities, Aditya Mittal was involved in post-integration, turnaround and improvement strategies. As Chief Financial Officer of Mittal Steel, he also initiated and led Mittal Steel’s offer for Arcelor to create the first 100 million tonne plus steel company. In 2008, Mr. Aditya Mittal was awarded ‘European Business Leader of the Future’ by CNBC Europe. In 2011, he was also ranked 4th in the ‘40 under 40’ list of Fortune magazine. He is a member of the World Economic Forum’s Young Global Leaders Forum, the Young President’s Organization, a Board member at the Wharton School and a member of the Board of Directors of PPR and Aperam. Aditya Mittal holds a Bachelor’s degree of Science in Economics with concentrations in Strategic Management and Corporate Finance from the Wharton School in Pennsylvania, United States. Mr. Aditya Mittal is the son of Mr. Lakshmi N. Mittal. Mr. Aditya Mittal is a citizen of India.

Lou Schorsch, Member of the Group Management Board; Responsible for Flat Carbon Americas, Group Strategy, CTO, Research and Development, Global Automotive. Dr. Schorsch was elected to the Group Management Board in May 2011. Prior to this appointment he had been President and Chief Executive Officer of Flat Carbon Americas, a position established with the 2006 merger of Arcelor and Mittal Steel, as well as a member of the ArcelorMittal Management Committee. He had previously led the American operations of the Mittal Group, Mittal Steel USA (2005-2006) and Ispat Inland (2003-2005). Prior to joining Ispat Inland, Dr. Schorsch had spent most of his career as a partner in McKinsey & Co and was co-leader of that firm’s Metals Practice. He joined McKinsey’s Brussels Office in 1985 and also worked in that firm’s Pittsburgh and Chicago offices. While at McKinsey, his work focused on the steel sector and involved client service with leading steel firms in the Americas, Europe and Asia. He left McKinsey in 2000 to become Chief Executive Officer of GSX, an internet steel exchange founded by Cargill, Samsung, Duferco, and Arbed. He is the author of numerous articles related to the steel sector, was the co-author of the 1983 book “Steel: Upheaval in a Basic Industry”, and has appeared as a steel expert on NBC and PBS television channels in the United States. Prior to joining McKinsey Dr. Schorsch was an analyst at the Congressional Budget Office in Washington, D.C. and a millwright at the USS South Chicago Works in the late 1970s, when he develop his initial interest in the steel sector. He holds a doctorate in Economics from American University and a bachelor’s degree from Georgetown University, both in Washington, D.C. Dr. Schorsch is a citizen of the United States of America.

Gonzalo Urquijo, Member of the Group Management Board; Responsible for AACIS (excluding China and India), Distribution Solutions and Tubular Products. Mr. Gonzalo Urquijo previously Senior Executive Vice President and Chief Financial Officer of Arcelor, has held the following responsibilities: Finance, Purchasing, IT, Legal Affairs, Investor Relations, Arcelor Steel Solutions and Services, and other activities. Mr. Urquijo also held several other positions within Arcelor, including Deputy Senior Executive Vice President and Head of the functional directorates of distribution. Until the creation of Arcelor in 2002, when he became Executive Vice President of the Operational Unit South of the Flat Carbon Steel sector, Mr. Urquijo was Chief Financial Officer of Aceralia. Between 1984 and 1992, he held a variety of positions at Citibank and Crédit Agricole before joining Aristrain in 1992 as Chief Financial Officer and later Co-Chief Executive Officer. Mr. Urquijo is a board member of Aperam; he is a graduate in Economics and Political Science of Yale University and holds an MBA from the Instituto de Empresa in Madrid. Mr. Urquijo is a citizen of Spain.

Michel Wurth, Member of the Group Management Board; Responsible for Long Carbon Worldwide. Before becoming a member of the Group Management Board responsible for Long Carbon Worldwide, Mr. Wurth was between 2006 and June 2011 in charge of Flat Carbon Europe and Global R&D and between 2009 and June 2011 as well in charge of AMDS. He was previously Vice President of the Group Management Board of Arcelor and Deputy Chief Executive Officer, with responsibility for Flat Carbon Steel including Auto, Coordination Brazil, R&D and NSC Alliance.  The merger of Aceralia, Arbed and Usinor leading to the creation of Arcelor in 2002 led to Mr. Wurth’s appointment as Senior Executive Vice President and Chief Financial Officer of Arcelor, with responsibility over Finance and Management by Objectives.  Mr. Wurth joined Arbed in 1979 and held a variety of functions including Secretary of the Board of Directors, and Corporate Secretary, before joining the Arbed Group Management Board and becoming its Chief Financial Officer in 1996. He was named Executive Vice President in 1998.  Mr. Wurth holds a law degree from the University of Grenoble, France, a degree in Political Science from the Institut d’Études Politiques de Grenoble and a Master of Economics degree from the London School of Economics, all with distinction and he is Doctor of Laws Honoris Causa from Sacred Heart University. Mr. Wurth is a citizen of Luxembourg.

B.    Compensation

Board of Directors

Directors’ fees

The Appointments, Remuneration and Corporate Governance Committee of the Board of Directors (the “ARCG Committee”) prepares proposals on the remuneration to be paid annually to the members of the Board of Directors.

At the May 8, 2012 annual general meeting of shareholders, the shareholders approved the annual remuneration for non-executive Directors for the 2011 financial year at $1,733,331, based on the following annual fees:

•         Basic director’s remuneration: €134,000 ($171,400);

•         Lead Independent Director’s remuneration: €189,000 ($241,751);

•         Additional remuneration for the Chair of the Audit Committee: €26,000 ($33,257);

•         Additional remuneration for the other Audit Committee members: €16,000 ($20,466);

•         Additional remuneration for the Chairs of the other committees: €15,000 ($19,187); and

•         Additional remuneration for the members of the other committees: €10,000 ($12,791).

The total annual remuneration of the members of the Board of Directors paid in 2011 and 2012 was as follows:

		Year ended December 31,
	(Amounts in $ thousands except share information)	2011	2012
	Base salary[1]	$1,739	$1,770
	Director fees	$1,754	$1,930
	Short-term performance-related bonus[1]	$2,074	$1,941
	Long-term incentives 1 2	12,500	7,500

1	Chairman and Chief Executive Officer only.
2	RSUs were granted in 2011 and PSUs in 2012; see “—Restricted Share Units (RSUs) and Performance Share Units (PSUs)”, below.

The annual remuneration paid for 2011 and 2012 to the current and former members of the Board of Directors for services in all capacities was as follows:

				2011	2012	2011	2012
	(Amounts in $ thousands except share information)	2011[1]	2012[1]	Short-term Performance Related	Short-term Performance Related	Long-term Number of RSUs	Long-term Number of PSUs
	Lakshmi N. Mittal	$1,739	$1,770	$2,074	$1,941	12,500	7,500
	Vanisha Mittal Bhatia	174	172	—	—	—	—
	Narayanan Vaghul	220	218	—	—	—	—
	Suzanne P. Nimocks[2]	179	198	—	—	—	—
	Wilbur L. Ross, Jr.	194	193	—	—	—	—
	Lewis B. Kaden	264	262	—	—	—	—
	François Pinault[3]	11	—	—	—	—	—
	Bruno Lafont[4]	126	193	—	—	—	—
	Tye Burt[5]	—	112	—	—	—	—
	Antoine Spillmann	213	212	—	—	—	—
	HRH Prince Guillaume de Luxembourg	186	185	—	—	—	—
	Jeannot Krecké	187	185	—	—	—	—
	Total	3,493	3,700	2,074	1,941	12,500	7,500

1

Remuneration for non-executive Directors with respect to 2011 (paid after shareholder approval at the annual general meeting held on May 8, 2012) is included in the 2011 column. Remuneration for non-executive Directors with respect to 2012 (subject to shareholder approval at the annual general meeting to be held on May 8, 2013) will be paid in 2013 and is included in the 2012 column. Slight differences between the amounts previously disclosed and the final approved amounts are possible, due to foreign currency effect.

2	Ms. Nimocks was elected to ArcelorMittal’s Board of Directors effective January 25, 2011.
3	Mr. Pinault resigned effective as of January 25, 2011.
4	Mr. Lafont was elected to ArcelorMittal’s Board of Directors effective May 10, 2011.
5	Mr. Burt was elected to ArcelorMittal’s Board of Directors effective May 8, 2012.

As of December 31, 2011 and 2012, ArcelorMittal did not have any loans or advances outstanding to members of its Board of Directors and, as of December 31, 2012, ArcelorMittal had not given any guarantees in favor of any member of its Board of Directors.

None of the members of the Board of Directors, including the Chairman and Chief Executive Officer, benefit from an ArcelorMittal pension plan.

The policy of the Company is not to grant any share-based remuneration to members of the Board of Directors who are not executives of the Company.

The following tables provide a summary of the options and the exercise price of options, Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) granted to the Chairman and Chief Executive Officer, who is the sole executive director on the Board of Directors, as of December 31, 2012.

		Options granted in 2005	Options granted in 2006	Options granted in 2007	Options granted in 2008	Options granted in 2009	Options granted in 2010	Options Total	Weighted Average Exercise Price of Options
	Lakshmi N. Mittal	100,000	100,000	60,000	60,000	60,000	56,500	436,500	$41.75
	Total	100,000	100,000	60,000	60,000	60,000	56,500	436,500	—
	Exercise price[1]	$27.31	$32.07	$61.09	$78.44	$36.38	$30.66	—	$41.75
	Term (in years)	10	10	10	10	10	10	—	—
	Expiration date	Aug. 23, 2015	Sep. 1, 2016	Aug. 2, 2017	Aug. 5, 2018	Aug. 4, 2019	Aug. 3, 2020	—	—

1	Due to the spin-off of Aperam on January 25, 2011, the strike price of outstanding options was reduced by 5% in line with the spin-off ratio. The table above reflects this adjustment.

		RSUs granted in 2011	PSUs granted in 2012
	Lakshmi N. Mittal	12,500	7,500
	Total	12,500	7,500
	Term (in years)	3	3
	Vesting date[1]	Sep. 29, 2014	Mar. 30, 2015

1	See “—Restricted Share Units (RSUs) and Performance Share Units (PSUs)”, for vesting conditions.

Remuneration of Senior Management

The total remuneration paid in 2012 to members of ArcelorMittal’s senior management listed in “Item 6A—Directors, Senior Management and Employees—Directors and Senior Management” (including Mr. Lakshmi N. Mittal in his capacity as Chief Executive Officer) was $9.6 million in base salary and other benefits paid in cash (such as those relating to gasoline and car allowances, lunch and financial services) and $10.5 million in short-term performance-related variable remuneration consisting of a bonus linked to the Company’s 2011 results.

During 2012, approximately $800,000 was accrued by ArcelorMittal to provide pension benefits to senior management (other than Mr. Mittal).

No loans or advances to ArcelorMittal’s senior management were made during 2012, and no such loans or advances were outstanding as of December 31, 2012.

As discussed above, in 2012, the Appointments, Remuneration and Corporate Governance Committee of the Board of Directors decided to further improve the remuneration disclosure published by the Company by focusing on those executive officers whose remuneration is tied to the performance of the entire ArcelorMittal group. Consequently, information regarding the Management Committee, which is an advisory body to the Group Management Board, is no longer included. The Group Management Board is defined going forward as ArcelorMittal’s senior management.

The following table shows the remuneration received by the Chief Executive Officer and the Group Management Board members as determined by the ARCG Committee in relation to 2012 and 2011, including all remuneration components.

			Chief Executive Officer		Other Group Management Board Members
	(Amounts in $ thousands except for Long-term incentives)		2011	2012	2011	2012
	Base salary[1]		1,739	1,770	7,630	7,682
	Retirement benefits		-	-	832	778
	Other benefits[2]		15	30	141	153
	Short-term incentives[3]		2,074	1,941	8,896	8,522
	Long-term incentives	- fair value in $ thousands[4]	181	127	1,012	709
		- number of shares	12,500	7,500	70,000	42,000

1	The increase in base salary for the Chief Executive Officer and other Group Management Board members in 2012 was 3% and 2.8%, respectively (effective April 2012), as compared to 2011.
2

Other benefits comprise benefits paid in cash such as health insurance and other insurance, lunch, financial services, gasoline and car allowances. Benefits in kind such as company car and tax returns are not included.

3	Short-term incentives are entirely performance-based and are fully paid in cash. The short-term incentive for a given year relates to the Company’s results in the previous year.
4

Fair value determined at the grant date is recorded as an expense using the straight line method over the vesting period and adjusted for the effect of non market-based vesting conditions. The remuneration expenses recognized for the RSUs/PSUs granted to the Chief Executive Officer and other Group Management Board members was $99,000 and $606,000 for the years ended December 31, 2011 and 2012.

The Company allocated 2012 remuneration according to the following timeline:

SOX 304 and Clawback Policy

Under Section 304 of the Sarbanes-Oxley Act, the SEC may seek to recover remuneration from the Chief Executive Officer and Chief Financial Officer of the Company in the event that it is required to restate accounting information due to any material misstatement thereof or as a result of misconduct in respect of a financial reporting requirement under the U.S. securities laws (the “SOX Clawback”).

Under the SOX Clawback, the Chief Executive Officer and the Chief Financial Officer may have to reimburse ArcelorMittal for any bonus or other incentive- or equity-based remuneration received during the 12-month period following the first public issuance or filing with the SEC (whichever occurs first) of the relevant filing, and any profits realized from the sale of ArcelorMittal securities during that 12-month period.

The Board of Directors, through its Appointments, Remuneration and Corporate Governance Committee, decided in 2012 to adopt its own clawback policy (the “Clawback Policy”) that applies to the members of the Group Management Board and to the Executive Vice President of Finance, of ArcelorMittal.

The Clawback Policy comprises cash bonuses and any other incentive-based or equity-based remuneration, as well as profits from the sale of the Company’s securities  received during the 12-month period following the first public issuance or filing with the SEC (whichever first occurs) of the filing that contained the material misstatement of accounting information.

For purposes of determining whether the Clawback Policy should be applied, the Board of Directors will evaluate the circumstances giving rise to the restatement (in particular, whether there was any fraud or misconduct), determine when any such misconduct occurred and determine the amount of remuneration that should be recovered by the Company.  In the event that the Board of Directors determines that remuneration should be recovered, it may take appropriate action on behalf of the Company, including, but not limited to, demanding repayment or cancellation of cash bonuses, incentive-based or equity-based remuneration or any gains realized as the result of options being exercised or awarded or long-term incentives vesting.  The Board may also choose to reduce future remuneration as a means of recovery.

Remuneration Policy

Board Oversight

The Board is responsible for ensuring that the Group’s remuneration arrangements are equitable and aligned with the long-term interests of the Company and its shareholders. It is therefore critical that the Board remain independent of management when making decisions affecting remuneration of the Chief Executive Officer and its direct reports.

To this end, the Board has established the Appointments, Remuneration and Corporate Governance Committee (“ARCG Committee”) to assist it in making decisions affecting employee remuneration. All members of the ARCG Committee are required to be independent under the Company’s corporate governance guidelines, the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange.

The members are appointed by the Board of Directors each year after the annual general meeting of shareholders. The members have relevant expertise or experience relating to the purposes of the committee. The ARCG Committee makes decisions by a simple majority with no member having a casting vote.

The ARCG Committee is chaired by Mr. Lewis Kaden, Lead Independent Director.

Appointments, Remuneration and Corporate Governance Committee

The primary function of the ARCG Committee is to assist the Board of Directors, among others with respect to the following:

•         review and approve corporate goals and objectives relevant to the Group Management Board and other members of executive management as deemed appropriate by the committee regarding their remuneration, and assess performance against goals and objectives;

•         make recommendations to the Board with respect to incentive remuneration plans and equity-based plans;

•         identify candidates qualified to serve as members of the Board and the Group Management Board;

•         recommend candidates to the Board for appointment by the general meeting of shareholders or for appointment by the Board to fulfill interim Board vacancies;

•         develop, monitor and review corporate governance principles applicable to the Company;

•         facilitate the evaluation of the Board;

•         review the succession planning and the executive development of Group Management Board members;

•         submit proposals to the Board on the remuneration of Group Management Board members, and on the appointment of new directors and Group Management Board members;

•         make recommendations to the Board on the Company’s framework of remuneration for the Group Management Board and such other members of the executive management as designated by the committee. In making such recommendations, the committee may take into account factors that it deems necessary (the remuneration of directors on the Board shall be a matter to be decided by the Board). This may include total cost of employment (including equity/stock options based component) and determination on behalf of the Board specific remuneration packages and conditions of employment (including pension rights).

The ARCG Committee met six times in 2012. Its members comprise Mr. Lewis Kaden (Chairman), HRH Prince Guillaume de Luxembourg, Mr. Narayanan Vaghul and Ms. Suzanne Nimocks. Regular invitees include Mr. Lakshmi N. Mittal (Chief Executive Officer and Chairman) and Mr. Willie Smit (Head of Group Human Resources). Mr. Henk Scheffer (Group Company Secretary) acts as secretary. The relevant persons are not present when their remuneration is discussed by the ARGC Committee. The ARCG Committee Chairman presents its decisions and finding to the Board of Directors after each Committee meeting.

Remuneration Strategy

Scope

ArcelorMittal’s remuneration philosophy and framework apply to the following group of senior managers:

•         the Chief Executive Officer; and

•         the seven other members of the Group Management Board.

The remuneration philosophy and governing principles also apply, with certain limitations, to a wider group of employees including Executive Vice Presidents, Vice Presidents, General Managers and Managers.

Remuneration Philosophy

ArcelorMittal’s remuneration philosophy for its senior managers is based on the following principles:

•         provide total remuneration competitive with executive remuneration levels of a peer group composed of a selection of industrial companies of a similar size and scope;

•         encourage and reward performance that will lead to long-term enhancement of shareholder value;

•         promote internal pay equity and provide “market” median (determined by reference to its identified peer group) base pay levels for ArcelorMittal’s senior managers with the possibility to move up to the third quartile of the market base pay levels, depending on performance over time; and

•         promote internal pay equity and target total direct remuneration (base pay, bonus, and long term incentives) levels for senior managers at the 75th percentile of the market.

Remuneration Framework

The ARCG Committee develops proposals on senior management remuneration annually for consideration by the Board of Directors. Such proposals include the following components:

•         fixed annual salary;

•         short-term incentives (i.e., performance-based bonuses); and

•         long-term incentives (i.e., stock options (prior to May 2011), RSUs (after May 2011) and PSUs (after May 2011).

The decision was taken by the Board of Directors not to allocate any RSUs and PSUs to the members of Group Management Board between May 2012 and May 2013.

Fixed Annual Salary

Base salary levels are reviewed annually and compared to the market to ensure that ArcelorMittal remains competitive with market median base pay levels.

Short-Term Incentives

Annual Performance Bonus Plan

ArcelorMittal has a short-term incentive plan consisting of a performance-based bonus plan.  Bonus calculations for each employee reflect the performance of the ArcelorMittal group as a whole, the performance of the relevant business units, the achievement of objectives specific to the department and the individual employee’s overall performance and potential.

The calculation of ArcelorMittal’s 2012 performance bonus is aligned with its strategic objectives of improving health and safety performance and overall competitiveness and the following principles:

•         no performance bonus will be triggered if the achievement level of the performance measures is less than the threshold of 80%;

•         achievement of 100% of the performance measure yields 100% of the performance bonus pay-out; and

•         achievement of more than 100% and up to 120% of the performance measure generates a higher performance bonus pay-out, except as explained below.

The performance bonus for each individual is expressed as a percentage of his or her annual base salary. Performance bonus pay-outs may range from 50% of the target bonus for achievement of performance measures at the threshold (80%), to up to 150% for an achievement at or in excess of the ceiling of 120%. Between the 80% threshold and the 120% ceiling, the performance bonus is calculated on a proportional, straight-line basis.

For the Chief Executive Officer and the other members of the Group Management Board, the 2012 bonus formula is based on:

•         EBITDA at the Group level: 60% (this acts as “circuit breaker” with respect to group-level financial performance measures as explained below);

•         Free cash flow (“FCF”) (operating free cash flow (“OFCF”) was used in 2011) at the Group level: 20%; and

•         Health and safety performance at the Group level: 20%.

EBITDA operating as a “circuit breaker” for financial measures means that the 80% threshold described above must be met for EBITDA in order to trigger any bonus payment with respect to the EBITDA and FCF performance measures.

For the Chief Executive Officer, the performance bonus at 100% achievement of performance targets linked to the business plan is equal to 100% of his base salary. For the members of the Group Management Board, the performance bonus at 100% achievement of performance targets linked to the business plan is equal to 80% of the relevant base salary.

The different performance measures are combined through a cumulative system: each measure is calculated separately and is added up for the performance bonus calculation.

Performance below threshold will result in zero performance bonus payout.

The achievement level of performance for performance bonus is summarized as follow:

Functional level	Target achievement threshold @ 80%	Target achievement @ 100%	Target achievement ≥ ceiling @ 120%
Chief Executive Officer	50% of base pay	100% of base pay	150% of base pay
Other GMB members	40% of base pay	80% of base pay	120% of base pay

Individual performance and potential assessment ratings define the individual bonus multiplier that will be applied to the performance bonus calculated based on actual performance against the performance measures. Those individuals who consistently perform at expected levels will have an individual multiplier of 1. For outstanding performers, an individual multiplier of up to 1.3 may cause the performance bonus pay-out to be higher than 150% of the target bonus, up to 195% of target bonus being the absolute maximum. Similarly, a reduction factor will be applied for those at the lower end.

The principles of the performance bonus plan, with different weights for performance measures and different levels of target bonuses, are applicable to approximately 2,000 employees worldwide.

In exceptional cases, there are some entitlements to a retention bonus or a business specific bonus.

At the end of the financial year, achievement against the measures is assessed by the ARCG Committee and the Board and the short-term incentive award is determined. The achievement of the 2011 Performance Bonus Plan with respect to senior management and paid out in March 2012 was as follows:

2011 Measures	% Weighting for Chief Executive Officer and GMB members	Assessment
EBITDA	60%	Incentive attributable to this metric as the assessment was over target
OFCF	20%	No incentive attributable to this metric
Health and Safety	20%	Incentive attributable to this metric as the assessment was at target

Extra Mid-Year Bonus 2012

In 2012, the Group Management Board decided to implement a mid-year bonus plan for 2012 in addition to the Annual Performance Bonus Plan to encourage a greater focus on the Group’s objective of achieving a substantial net debt reduction by June 30, 2012.  The two measures of this bonus were EBITDA and FCF, and also took into account additional targets to be achieved in the first half of 2012, consisting of higher EBITDA, limitation of capital expenditure and improvement of working capital, subject to the conditions below:

•         Only units/segments delivering results (both EBIDTA and FCF) that are better than the 2012 business plan taking into account the additional targets would qualify for an extra bonus;

•         In terms of EBITDA, an improvement of 10% over the approved business plan was expected; and

•         The mid-year bonus would be paid out in full if 100% of the additional EBITDA and FCF targets are met but would not be paid out if the level of achievement was below 80%, with the maximum level of achievement being set at 120%.

Based on the Company’s 2012 mid-year results, no additional mid-year bonus was paid to the Chief Executive Officer or any other members of the Group Management Board.

Other Benefits

In addition to the remuneration described above, other benefits may be provided to members of the Group Management Board and, in certain cases, other employees. These other benefits can include insurance, housing (in cases of international transfers), car allowances and tax assistance.

Long-Term Incentives: Equity Based Incentives

Share Unit Plans

The annual shareholders’ meeting on May 10, 2011 approved a new equity-based incentive plan to replace the Global Stock Option Plan. The new plan comprises a Restricted Share Unit Plan (“RSU Plan”) and a Performance Share Unit Plan (“PSU Plan”) designed to incentivize employees, improve the Company’s long-term performance and retain key employees. Both the RSU Plan and the PSU Plan are intended to align the interests of the Company’s shareholders and eligible employees by allowing them to participate in the success of the Company.

The maximum number of Restricted Share Units (each, an “RSU”) and Performance Share Units (each, a “PSU”) available for grant during any given year is subject to the prior approval of the Company’s shareholders at the annual general meeting. The annual shareholders’ meeting on May 8, 2012 approved the maximum to be granted until the next annual shareholders’ meeting.

RSU Plan

The aim of the RSU Plan is to provide a retention incentive to eligible employees. It is subject to “cliff vesting” after three years, with 100% of the grant vesting on the third anniversary of the grant contingent upon the continued active employment of the eligible employee within the ArcelorMittal group. The RSUs are an integral part of the Company’s remuneration framework.

For the period from the May 2012 annual general shareholders’ meeting to the May 2013 annual general shareholders’ meeting, a maximum of 2,500,000 RSUs may be allocated to eligible employees under the RSU Plan. The RSU Plan targets the 500 to 700 most senior managers across the ArcelorMittal group. The decision was taken by the Board of Directors not to allocate any RSUs to the members of the Group Management Board between May 2012 and May 2013. The Company expects to make a grant under the RSU Plan by the end of the first quarter of 2013 to the other eligible managers.

PSU Plan

The PSU Plan’s main objective is to be an effective performance-enhancing scheme based on the employee’s contribution to the eligible achievement of the Company’s strategy. Awards under the PSU Plan are subject to the fulfillment of cumulative performance criteria over a three-year period from the date of the PSU grant. The employees eligible to participate in the PSU Plan are a sub-set of the group of employees eligible to participate in the RSU Plan. The target group for PSU grants is primarily the Chief Executive Officer, the other members of the Group Management Board, the Executive Vice Presidents and the Vice Presidents.

For the period from the May 2011 annual general shareholders’ meeting to the annual general meeting of shareholders held in May 2012 a maximum of 1,000,000 PSUs could have been allocated to eligible employees under the PSU Plan. The allocation of PSUs took place in March 2012 and a total of 264,165 performance shares units were granted to a total of 118 employees.

For the period from the May 2012 annual general shareholders’ meeting to the May 2013 annual general shareholders’ meeting, a maximum of 1,000,000 PSUs may be allocated to eligible employees under the PSU Plan. The decision was taken by the Board of Directors not to grant any PSUs to the members of the Group Management Board between May 2012 and May 2013. The Company expects to make a grant under the PSU Plan by the end of the first quarter of 2013 to the other eligible managers of the Company.

PSUs will vest three years after their date of grant subject to the eligible employee’s continued employment with the Company and the fulfillment of targets related to the following performance measures: return on capital employed (ROCE) and total cost of employment (in U.S. dollars per tonne) for the steel business (TCOE) and the mining volume plan 2012 and ROCE for the Mining segment. Each performance measure has a weighting of 50%. In case the level of achievement of both performance targets together is below 80%, there is no vesting, and the rights are automatically forfeited.

The allocation of RSUs and PSUs to members of the Group Management Board under the RSU Plan and the PSU Plan is reviewed by the ARCG Committee, comprised of four independent directors, which makes a recommendation to the full Board of Directors. The ARCG Committee also reviews the proposed grants of RSUs and PSUs to eligible employees other than the members of the Group Management Board and the principles governing their proposed allocation. The Committee also decides the criteria for granting PSUs and makes its recommendation to the Board of Directors.

Global Stock Option Plan

Prior to the adoption in 2011 of the Share Unit Plans described above, ArcelorMittal’s equity-based incentive plan took the form of a stock option plan known as the Global Stock Option Plan.

Under the terms of the ArcelorMittal Global Stock Option Plan 2009-2018 (which replaced the ArcelorMittal Shares plan that expired in 2009), ArcelorMittal may grant options to purchase ordinary shares to senior management of ArcelorMittal and its associates for up to 100,000,000 ordinary shares. The exercise price of each option equals not less than the fair market value of ArcelorMittal shares on the grant date, with a maximum term of 10 years. Options are granted at the discretion of ArcelorMittal’s ARCG Committee, or its delegate. The options vest either ratably upon each of the first three anniversaries of the grant date, or, in total upon the death, disability or retirement of the participant.

With respect to the spin-off of Aperam, the ArcelorMittal Global Stock Option Plan 2009-2018 was amended to reduce by 5% the exercise prices of existing stock options. This change is reflected in the information given below.

Year of Grant	Initial Exercise Prices (per option)	New Exercise Prices (per option)
August 2008	$82.57	$78.44
December 2007	74.54	70.81
August 2007	64.30	61.09
June 2006	39.75	37.76
August 2009	38.30	36.38
September 2006	33.76	32.07
August 2010	32.27	30.66
August 2005	28.75	27.31
December 2008	23.75	22.56
November 2008	22.25	21.14
April 2002	2.26	2.15

On August 3, 2010, ArcelorMittal granted 5,864,300 options under the ArcelorMittal Global Stock Option Plan 2009-2018 to a group of key employees at an exercise price of $32.27 per share. The new exercise price is $30.66 per share after the spin-off of

Aperam. The options expire on August 3, 2020. No options were granted in 2011 and 2012, although RSUs and PSUs were granted; see “—RSU Plan” and “—PSU Plan” above.)

The fair values for options and other share-based remuneration are recorded as expenses in the consolidated statements of operations over the relevant vesting or service periods, adjusted to reflect actual and expected levels of vesting. The fair value of each option grant to purchase ArcelorMittal common shares is estimated on the date of grant using the Black-Scholes-Merton option pricing model with the following weighted average assumptions (based on year of grant and recalculated at the spin-off date of the stainless steel business):

2010
Exercise Price	$30.66
Dividend yield	2.02%
Expected annualized volatility	50%
Discount rate—bond equivalent yield	3.21%
Weighted average share price	$30.66
Expected life in years	5.75
Fair value per option	$17.24

The expected life of the options is estimated by observing general option holder behavior and actual historical lives of ArcelorMittal stock option plans. In addition, the expected annualized volatility has been set by reference to the implied volatility of options available on ArcelorMittal shares in the open market, as well as, historical patterns of volatility.

The remuneration expense recognized for stock option plans was $133 million, $73 million and $25 million for each of the years ended December 31, 2010, 2011, and 2012, respectively. At the date of the spin-off of Aperam, the fair value of the stock options outstanding have been recalculated with the modified inputs of the Black-Scholes-Merton option pricing model, including the weighted average share price, exercise price, expected volatility, expected life, expected dividends, the risk-free interest rate and an additional expense of $11 million has been recognized in the year ended December 31, 2011 for the current and past periods.

Option activity with respect to ArcelorMittalShares and the ArcelorMittal Global Stock Option Plan 2009-2018 is summarized below as of and for each of the years ended December 31, 2010, 2011 and 2012:

	Number of Options	Range of Exercise Prices (per option)	Weighted Average Exercise Price (per option)
Outstanding, December 31, 2010	28,672,974	2.26–82.57	50.95
Exercised	(226,005)	2.15–32.07	27.57
Forfeited	(114,510)	27.31–78.44	40.26
Expired	(662,237)	15.75–78.44	57.07
Outstanding, December 31, 2011	27,670,222	2.15–78.44	48.35
Exercised	(154,495)	2.15	2.15
Forfeited	(195,473)	30.66–61.09	33.13
Expired	(2,369,935)	2.15–78.44	58.23
Outstanding, December 31, 2012	24,950,319	21.14–78.44	47.85

Exercisable, December 31, 2010	16,943,555	2.26–82.57	56.59
Exercisable, December 31, 2011	21,946,104	2.15–78.44	52.47
Exercisable, December 31, 2012	23,212,008	21.14–78.44	49.14

The following table summarizes certain information regarding total stock options of the Company outstanding as of December 31, 2012:

Options Outstanding
Exercise Prices (per option)	Number of options	Weighted average contractual life (in years)	Options exercisable (number of options)	Maturity
$78.44	5,598,050	5.60	5,598,050	August 5, 2018
70.81	13,000	4.95	13,000	December 11, 2017
61.09	4,026,437	4.59	4,026,437	August 2, 2017
37.76	1,262,894	0.50	1,262,894	June 30, 2013
36.38	5,443,200	6.60	5,443,200	August 4, 2019
32.07	1,889,836	3.67	1,889,836	September 1, 2016
30.66	5,511,836	7.60	3,773,525	August 3, 2020
27.31	1,152,481	2.65	1,152,481	August 23, 2015
22.56	32,000	5.96	32,000	December 15, 2018
21.14	20,585	5.87	20,585	November 10, 2018
$21.14–78.44	24,950,319	5.56	23,212,008

For RSUs, the fair value determined at the grant date is recorded as an expense using the straight line method over the vesting period and adjusted for the effect of nonmarket-based vesting conditions. The remuneration expense recognized for the RSUs granted was $2 million and $6 million for the years ended December 31, 2011 and 2012.

For PSUs, the fair value determined at the grant date is recorded as an expense using the straight line method over the vesting period and adjusted for the effect of nonmarket-based vesting conditions. The remuneration expense recognized for the RSUs granted $1 million for the years ended December 31, 2012.

As from 2013, the Group Management Board including the Chief Executive Officer will no longer be entitled to RSU grants.

Performance Consideration

Remuneration Mix

The target total remuneration of the Chief Executive Officer and the Group Management Board is structured to attract and retain executives; the amount of the remuneration actually received is dependent on the achievement of superior business and individual performance and on generating sustained shareholder value from relative performance.

The following remuneration charts, which illustrate the various elements of compensation of the Chief Executive Officer and the Group Management Board, are applicable from 2013 onwards. For each of the charts below, the column on the left reflects the breakdown of compensation if targets are met and the column on the right reflects the breakdown of compensation if targets are exceeded.

C.     Board Practices/Corporate Governance

This section describes the corporate governance practices of ArcelorMittal.

Board of Directors and Group Management Board

ArcelorMittal is governed by a Board of Directors and managed by a Group Management Board. The Group Management Board is assisted by a Management Committee.

A number of corporate governance provisions in the Articles of Association of ArcelorMittal reflect provisions of the Memorandum of Understanding signed on June 25, 2006 (prior to  Mittal Steel’s merger with Arcelor), amended in April 2008 and which mostly  expired on August 1, 2009. For more information about the Memorandum of Understanding, see “Item 10C—Additional Information—Material Contracts”.

ArcelorMittal fully complies with the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange except with regard to Recommendation 1.3 about the separation of the roles of chairman of the board of directors and the head of executive management, as explained in more detail in “Other Corporate Governance practices” below. ArcelorMittal also complies with the New York Stock Exchange Listed Company Manual as applicable to foreign private issuers.

Board of Directors

Composition

The Board of Directors is in charge of the overall governance and direction of ArcelorMittal. It is responsible for the performance of all acts of administration necessary or useful in furtherance of the corporate purpose of ArcelorMittal, except for matters reserved by Luxembourg law or the Articles of Association to the general meeting of shareholders. The Articles of Association provide that the Board of Directors is composed of a minimum of three and a maximum of 18 members, all of whom, except the Chief Executive Officer, must be non-executive directors. None of the members of the Board of Directors, except for the Chief Executive Officer, may hold an executive position or executive mandate within ArcelorMittal or any entity controlled by ArcelorMittal.

The Articles of Association provide that Directors are elected and removed by the general meeting of shareholders by a simple majority of votes cast. Other than as set out in the Company’s Articles of Association, no shareholder has any specific right to nominate, elect or remove Directors. Directors are elected by the general meeting of shareholders for three-year terms. In the event that a vacancy arises on the Board of Directors for any reason, the remaining members of the Board of Directors may by a simple majority elect a new Director to temporarily fulfill the duties attaching to the vacant post until the next general meeting of the shareholders.

Mr. Lakshmi N. Mittal was elected Chairman of the Board of Directors on May 13, 2008. Mr. Mittal is also ArcelorMittal’s Chief Executive Officer. Mr. Mittal was re-elected to the Board of Directors for a three-year term by the annual general meeting of shareholders on May 10, 2011.

The Board of Directors is comprised of 11 members, of which 10 are non-executive Directors and one is an executive Director. The Chief Executive Officer of ArcelorMittal is the sole executive Director.

Eight of the 11  members of the Board of Directors are independent. The non-independent Directors are the executive Director, Ms. Vanisha Mittal Bhatia and Mr. Jeannot Krecké. A Director is considered “independent” if:

(a)     he or she is independent within the meaning of the Listed Company Manual of the New York Stock Exchange, as applicable to foreign private issuers,

(b)     he or she is unaffiliated with any shareholder owning or controlling more than two percent of the total issued share capital of ArcelorMittal, and

(c)     the Board of Directors makes an affirmative determination to this effect.

For these purposes, a person is deemed affiliated to a shareholder if he or she is an executive officer, a director who also is an employee, a general partner, a managing member or a controlling shareholder of such shareholder. The 10 Principles of Governance of the Luxembourg Stock Exchange, which constitute ArcelorMittal's domestic corporate governance code, require ArcelorMittal to define the independence criteria that apply to its Directors.

Specific characteristics of the Director role

The Company’s Articles of Association do not require directors to be shareholders of the Company. The Board of Directors nevertheless adopted a share ownership policy on October 30, 2012, considering that it is in the best interests of all shareholders for all non-executive directors to acquire and hold a minimum number of ArcelorMittal ordinary shares in order to better align their long-term interests with those of ArcelorMittal’s shareholders. The Board of Directors believes that this share ownership policy will result in a meaningful holding of ArcelorMittal shares by each non-executive Director, while at the same time taking into account the fact that the share ownership requirement should not be excessive in order not to unnecessarily limit the pool of available candidates for appointment to the Board. Directly or indirectly, and as sole or joint beneficiary owner (e.g., with a spouse or minor children), within five years of the earlier of October 30, 2012 or the relevant person’s election to the Board of Directors, the Lead Independent Director should own a minimum of 15,000 ordinary shares and each other non-executive director should own a minimum of 10,000 ordinary shares. Each director will hold the shares acquired on the basis of this policy for so long as he or she serves on the Board of Directors. Directors purchasing shares in compliance with this policy must comply with the ArcelorMittal Insider Dealing Regulations and, in particular, and refrain from trading during any restricted period, including any such period that may apply immediately after the Director’s departure from the Board of Directors for any reason.

On October 30, 2012, the Board of Directors also adopted a policy that places limitations on the terms of independent Directors as well as the number of directorships Directors may hold in order to align the Company’s corporate governance practices with best practices in this area. The policy provides that an independent Director may not serve on the Board of Directors for more than 12 consecutive years, although the Board of Directors may, by way of exception to this rule, make an affirmative determination, on a case-by-case basis, that he or she may continue to serve beyond 12 years in consideration of his or her exceptional contribution to the Board. A Director will no longer be considered “independent” as defined in the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange and the Listed Company Manual of the New York Stock Exchange as applicable to foreign private issuers after he or she has completed 12 years of service on the Board.

As membership of the Board of Directors represents a significant time commitment, the policy requires both executive and non-executive Directors to devote sufficient time to the discharge of their duties as a Director of ArcelorMittal. Directors are therefore required to consult with the Chairman and the Lead Independent Director before accepting any additional commitment that could conflict with or impact the time they can devote to their role as a Director of ArcelorMittal. Furthermore, a non-executive Director may not serve on more than four public company boards in addition to the ArcelorMittal Board of Directors. However, service on the board of directors of any subsidiary or affiliate of ArcelorMittal or of any other company on whose board the Director serves shall not be taken into account for purposes of complying with the foregoing limitation.  Directors have a time period of three years from October 30, 2012 to reach the limit of five directorships of public companies.

Although non-executive Directors of ArcelorMittal who retire or change their principal occupation or business association are not necessarily required to leave the Board of Directors, the policy requires each non-executive Director, following any such event, to promptly tender his or her resignation to the ARCG Committee , so that there is an opportunity for the Board of Directors, through the ARCG Committee, to review the continued appropriateness of Board membership of the relevant Director under the new circumstances.

None of the members of the Board of Directors, including the executive director, have entered into service contracts with ArcelorMittal or any of its subsidiaries that provide for any form of remuneration or for benefits upon the termination of their term.

All members of the Board of Directors are required to sign the Company’s Code of Business Conduct upon first joining the Board and confirm their adherence thereto on an annual basis thereafter.

The remuneration of the members of the Board of Directors is determined on a yearly basis by the annual general meeting of shareholders.

Share Transactions by Management

In compliance with laws prohibiting insider dealing, the Board of Directors of ArcelorMittal has adopted insider dealing regulations, which apply throughout the ArcelorMittal group. These regulations are designed to ensure that insider information is treated appropriately within the Company and avoid insider dealing and market manipulation. Any breach of the rules set out in this procedure may lead to criminal or civil charges against the individuals involved, as well as disciplinary action by the Company.

Shareholding Requirement for Non-Executive Directors

In consideration of corporate governance trends indicating that a reasonable amount of share ownership helps better align the interests of the directors with those of all shareholders, the Board of Directors adopted on October 30, 2012 share ownership guidelines for non-executive Directors. The Directors are required to own 10,000 shares and the Lead Independent Director is required to own 15,000 shares, both within five years of October 30, 2012, or if the Director is appointed after October 30, 2012, within five years of his or her appointment.

Operation

General

The Board of Directors may engage the services of external experts or advisers as well as take all actions necessary or useful to implement the Company’s corporate purpose.  The Board of Directors (including its three committees) has its own budget, which covers functioning costs such as external consultants, continuing education activities for Directors and travel expenses.

Meetings

The Board of Directors meets when convened by the Chairman of the Board or any two members of the Board of Directors. The Board of Directors holds physical meetings at least on a quarterly basis as five regular meetings are scheduled per year. The Board of Directors holds additional meetings if and when circumstances require, in person or by teleconference and can take decisions by written circulation, provided that all members of the Board of Directors agree.

The Board of Directors held five meetings in 2012. The average attendance rate of the directors at the Board of Directors’ meetings was 96.29%. Each Director attended at least 75% of the Board meetings.

In order for a meeting of the Board of Directors to be validly held, a majority of the Directors must be present or represented, including at least a majority of the independent Directors. In the absence of the Chairman, the Board of Directors will appoint by majority vote a chairman for the meeting in question. The Chairman may decide not to participate in a Board of Directors’ meeting, provided he has given a proxy to one of the Directors who will be present at the meeting. For any meeting of the Board of Directors, a Director may designate another Director to represent him or her and vote in his or her name, provided that the director so designated may not represent more than one of his or her colleagues at any time.

Each Director has one vote and none of the Directors, including the Chairman, has a casting vote. Decisions of the Board of Directors are made by a majority of the directors present and represented at a validly constituted meeting.

Lead Independent Director

In April 2008, the Board of Directors created the role of Lead Independent Director. His or her function is to:

•        coordinate the activities of the independent Directors,

•        liaise between the Chairman of the Board of Directors and the independent Directors,

•        call meetings of the independent Directors when he or she considers it necessary or appropriate, and

•          perform such other duties as may be assigned to him or her by the Board of Directors from time to time.

Mr. Lewis B. Kaden was elected by the Board of Directors as ArcelorMittal’s first Lead Independent Director in April 2008 and remains Lead Independent Director, having been re-elected as a Director for a three-year term on May 10, 2011.

The agenda of each meeting of the Board of Directors is decided jointly by the Chairman of the Board of Directors and the Lead Independent Director.

Separate Meetings of Independent Directors

The independent members of the Board of Directors may schedule meetings outside the presence of non-independent Directors. Four meetings of the independent Directors outside the presence of management and non-independent Directors were held in 2012.

Annual Self-Evaluation

The Board of Directors decided in 2008 to start conducting an annual self-evaluation of its functioning in order to identify potential areas for improvement. The first self-evaluation process was carried out in early 2009. The self-evaluation process includes structured interviews between the Lead Independent Director and each Director and covers the overall performance of the Board of Directors, its relations with senior management, the performance of individual Directors, and the performance of the committees. The process is supported by the Company Secretary under the supervision of the Chairman and the Lead Independent Director. The findings of the self-evaluation process are examined by the ARCG Committee and presented with recommendations from the ARCG Committee to the Board of Directors for adoption and implementation. Suggestions for improvement of the Board of Directors’ process based on the prior year’s performance and functioning are implemented during the following year.

The 2012 Board of Directors’ self-evaluation was completed by the Board on February 4, 2013. Directors believe that the quality of discussions within the Board continued to improve in 2012. The previous year’s recommendation that balance of the time spent by the Board of Directors on strategic and other specific issues compared to time spent on the review of financial and operational results and performance was successfully implemented. The Board has also identified a number of topics that it wishes to spend additional time on in 2013, such as compliance, corporate values and corporate responsibility and specific country risk assessments.

The Board of Directors believes that its members have the appropriate range of skills, knowledge and experience, as well as the degree of diversity, necessary to enable it to effectively govern the business.  Board composition is reviewed on a regular basis and additional skills and experience are actively searched for in line with the expected development of ArcelorMittal’s business as and when appropriate.

Required Skills, Experience and Other Personal Characteristics

Diverse skills, backgrounds, knowledge, experience, geographic location, nationalities and gender are required in order to effectively govern a global business the size of the Company’s operations. The Board and its committees are therefore required to ensure that the Board has the right balance of skills, experience, independence and knowledge necessary to perform its role in accordance with the highest standards of governance.

The Company’s directors must demonstrate unquestioned honesty and integrity, preparedness to question, challenge and critique constructively, and a willingness to understand and commit to the highest standards of governance. They must be committed to the collective decision-making process of the Board and must be able to debate issues openly and constructively, and question or challenge the opinions of others. Directors must also commit themselves to remain actively involved in Board decisions and apply strategic thought to matters at issue. They must be clear communicators and good listeners who actively contribute to the Board in a collegial manner. Each Director must also ensure that no decision or action is taken that places his or her interests in front of the interests of the business. Each Director has an obligation to protect and advance the interests of the Company and must refrain from any conduct that would harm it.

In order to govern effectively, non-executive Directors must have a clear understanding of the Company’s strategy, and a thorough knowledge of the ArcelorMittal group and the industries in which it operates. Non-executive Directors must be sufficiently familiar with the Company’s core business to effectively contribute to the development of strategy and monitor performance.

With specific regard to the non-executive Directors of the Company, the composition of the group of non-executive Directors should be such that the combination of experience, knowledge and independence of its members allows the Board to fulfill its obligations towards the Company and other stakeholders in the best possible manner.

The ARCG Committee ensures that the Board is comprised of high-caliber individuals whose background, skills, experience and personal characteristics enhance the overall profile of the Board and meets its needs and diversity aspirations by nominating high quality candidates for election to the Board by the general meeting of shareholders.

Board Profile

The key skills and experience of the Directors, and the extent to which they are represented on the Board and its committees, are set out below. In summary, the non-executive Directors contribute:

•        international and operational experience;

•         understanding of the industry sectors in which we operate;

•        knowledge of world capital markets and being a company listed in several jurisdictions; and

•        an understanding of the health, safety, environmental, political and community challenges that we face.

Each Director is required to adhere to the values set out in, and sign, the ArcelorMittal Code of Business Conduct.

Renewal

The Board plans for its own succession, with the assistance of the ARCG Committee. In doing this, the Board:

•        considers the skills, backgrounds, knowledge, experience and diversity of geographic location, nationality and gender necessary to allow it to meet the corporate purpose;

•         assesses the skills, backgrounds, knowledge, experience and diversity currently represented;

•         identifies any inadequate representation of those attributes and agrees the process necessary to ensure a candidate is selected who brings them to the Board; and

•        reviews how Board performance might be enhanced, both at an individual Director level and for the Board as a whole.

The Board believes that orderly succession and renewal is achieved through careful planning and by continuously reviewing the composition of the Board.

When considering new appointments to the Board, the ARCG Committee oversees the preparation of a position specification that is provided to an independent recruitment firm retained to conduct a global search, taking into account, among other factors, geographic location, nationality and gender. In addition to the specific skills, knowledge and experience required of the candidate, the specification contains the criteria set out in the ArcelorMittal Board profile.

Diversity

In line with the worldwide effort to increase gender diversity on the boards of directors of listed and unlisted companies, the Board has set an aspirational goal of increasing the number of women on the Board to at least three by the end of 2015 based upon a Board of Directors size of 11 members.

Director Induction, Training and Development

The Board considers that the development of the directors’ knowledge of the Company, the steel-making and mining industries, and the markets in which the Company operates is an ongoing process. To further bolster the skills and knowledge of Directors, the Company set up a continuous development program in 2009.

Upon his or her election, each new non-executive director undertakes an induction program specifically tailored to his or her needs and includes ArcelorMittal’s long-term vision centered on the concept of “Safe Sustainable Steel”.

The Board’s development activities include the provision of regular updates to directors on each of the Company’s products and markets. Non-executive directors may also participate in training programs designed to maximize the effectiveness of the Directors throughout their tenure and link in with their individual performance evaluations. The training and development program may cover not only matters of a business nature, but also matters falling into the environmental, social and governance area.

Structured opportunities are provided to build knowledge through initiatives such as visits to plants and mine sites and business briefings provided at Board meetings. Non-executive directors also build their Company and industry knowledge through the involvement of the Group Management Board and other senior employees in Board meetings. Business briefings, site visits and development sessions underpin and support the Board’s work in monitoring and overseeing progress towards the corporate purpose of creating long-term shareholder value through the development of our business in steel and mining. We therefore continuously build Directors’ knowledge to ensure that the Board remains up-to-date with developments within our segments, as well as developments in the markets in which we operate.

During the year, non-executive directors participated in the following activities:

•        comprehensive business briefings intended to provide each Director with a deeper understanding of the Company’s activities, environment, key issues and strategy of our segments. These briefings are provided to the Board by senior executives, including Group Management Board members. The briefings provided during the course of 2012 covered health and safety processes, marketing, steel-making, mining and R&D. Certain business briefings were combined with site visits and thus took place on-site and, in other cases, they took place at Board meetings;

•         development sessions on specific topics of relevance, such as climate change, commodity markets, the world economy, changes in corporate governance standards, directors’ duties and shareholder feedback; and

•        presentations by external experts on issues such as diversity, leadership and risk management.

The ARCG Committee oversees Director training and development. This approach allows induction and learning opportunities to be tailored to the Directors’ committee memberships, as well as the Board’s specific areas of focus. In addition, this approach ensures a coordinated process in relation to succession planning, Board renewal, training, development and committee composition, all of which are relevant to the ARCG Committee’s role in securing the supply of talent to the Board.

Board of Directors Committees

The Board of Directors has three committees:

•        the Audit Committee,

•        the Appointments, Remuneration and Corporate Governance Committee, and

•        the Risk Management Committee.

Audit Committee

The Audit Committee must be composed solely of independent members of the Board of Directors. The members are appointed by the Board of Directors each year after the annual general meeting of shareholders.  All of the Audit Committee members must be independent as defined in the Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended. The Audit Committee makes decisions by a simple majority with no member having a casting vote.

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing:

•        the financial reports and other financial information provided by ArcelorMittal to any governmental body or the public;

•        ArcelorMittal’s system of internal control regarding finance, accounting, legal compliance and ethics that the Board of Directors and senior management have established; and

•        ArcelorMittal’s auditing, accounting and financial reporting processes generally.

The Audit Committee’s primary duties and responsibilities are to:

•        be an independent and objective party to monitor ArcelorMittal’s financial reporting process and internal controls system;

•        review and appraise the audit efforts of ArcelorMittal’s independent auditors and internal auditing department;

•        provide an open avenue of communication among the independent auditors, senior management, the internal audit department and the Board of Directors;

•        review major legal and compliance matters and their follow up;

•        approve the appointment and fees of the independent auditors; and

•        monitor the independence of the independent auditors.

Since May 10, 2011, the Audit Committee consists of four members:  Mr. Narayanan Vaghul (Chairman), Mr. Wilbur L. Ross, Mr. Antoine Spillmann, and Mr. Bruno Lafont, each of whom is an independent director according to the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Chairman of the Audit Committee is Mr. Vaghul.

According to its charter, the Audit Committee is required to meet at least four times a year. During 2012, the Audit Committee met nine times. The average attendance rate of the directors at the Audit Committee meetings was 91.67%.

The Audit Committee performs its own annual self-evaluation, and completed its 2012 self-evaluation on February 4, 2013.

Appointments, Remuneration and Corporate Governance Committee

The ARCG Committee has been comprised since May 10, 2011 of four directors, each of whom is independent under the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange.

The members are appointed by the Board of Directors each year after the annual general meeting of shareholders. The ARCG Committee makes decisions by a simple majority with no member having a casting vote.

The Board of Directors has established the ARCG Committee to:

•        determine, on its behalf and on behalf of the shareholders within agreed terms of reference, ArcelorMittal’s compensation framework, including short and long term incentives for the Chief Executive Officer, the Chief Financial Officer, the members of the Group Management Board and the members of the Management Committee;

•        review and approve succession and contingency plans for key managerial positions at the level of the Group Management Board and the Management Committee;

•        consider any candidate for appointment or reappointment to the Board of Directors at the request of the Board of Directors and provide advice and recommendations to it regarding the same;

•        evaluate the functioning of the Board of Directors and monitor the Board of Directors’ self-assessment process; and

•        develop, monitor and review corporate governance principles and corporate responsibility policies applicable to ArcelorMittal, as well as their application in practice.

The ARCG Committee’s principal criteria in determining the compensation of executives is to encourage and reward performance that will lead to long-term enhancement of shareholder value. The ARCG Committee may seek the advice of outside experts.

The four members of the ARCG Committee are Mr. Lewis B. Kaden, HRH Prince Guillaume of Luxembourg, Mr. Narayanan Vaghul, and Ms. Suzanne P. Nimocks, each of whom is independent in accordance with the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Chairman of the ARCG Committee is Mr. Kaden.

The ARCG Committee is required to meet at least twice a year. During 2012, this committee met six times. The average attendance rate was 100%.

The ARCG Committee performs an annual self-evaluation and completed its 2012 self-evaluation on February 4, 2013.

Risk Management Committee

In June 2009, the Board of Directors created a Risk Management Committee to assist it with risk management, in line with recent developments in corporate governance best practices and in parallel with the creation of a Group Risk Management Committee at the executive level.

The members are appointed by the Board of Directors each year after the annual general meeting of shareholders. The Risk Management Committee must be comprised of at least two members. At least half of the members of the Risk Management Committee must be independent under the NYSE standards and the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange. The Risk Management Committee consists of three members: Mr. Jeannot Krecké, Mr. Antoine Spillmann and Ms. Suzanne P. Nimocks. Mr. Sudhir Maheshwari, a member of the Group Management Board who chairs the Group Risk Management Committee, is regularly invited to the meetings of the Risk Management Committee.

The members of the Risk Management Committee may decide to appoint a Chairman by majority vote. Mr. Spillmann currently acts as Chairman.

Decisions and recommendations of the Risk Management Committee are adopted by a simple majority. The Chairman or, in the absence of the Chairman, any other member of the Risk Management Committee, will report to the Board of Directors at each of the latter’s quarterly meetings or more frequently if circumstances so require. The Risk Management Committee conducts an annual self-evaluation of its own performance and completed its 2012 self-evaluation on February 4, 2013.

The purpose of the Risk Management Committee is to support the Board of Directors in fulfilling its corporate governance and oversight responsibilities by assisting with the monitoring and review of the risk management framework and process of ArcelorMittal. Its main responsibilities and duties are to assist the Board of Directors by making recommendations regarding the following matters:

•        The oversight, development and implementation of a risk identification and management process and the review and reporting on the same in a consistent manner throughout the ArcelorMittal group;

•        The review of the effectiveness of the Group-wide risk management framework, policies and process at Corporate, Segment and Business Unit levels, and the proposing of improvements, with the aim of ensuring that the Group’s management is supported by an effective risk management system;

•        The promotion of constructive and open exchanges on risk identification and management among senior management (through the Group Risk Management Committee), the Board of Directors, the Internal Assurance department, the Legal Department and other relevant departments within the ArcelorMittal group;

•        The review of proposals for assessing, defining and reviewing the risk appetite/tolerance level of the group and ensuring that appropriate risk limits/tolerance levels are in place, with the aim of helping to define the Group’s risk management strategy;

•        The review of the Group’s internal and external audit plans to ensure that they include a review of the major risks facing the ArcelorMittal group; and

•         Making recommendations within the scope of its charter to ArcelorMittal’s senior management and to the Board of Directors about senior management’s proposals concerning risk management.

The Risk Management Committee held a total of four meetings in 2012. According to its charter, it is required to meet at least four times per year on a quarterly basis or more frequently if circumstances so require. The average attendance rate in 2012 was 100%.

Transition Committee

Following the spin-off of ArcelorMittal’s stainless and specialty steels business into Aperam on January 25, 2011, an ad hoc Transition Committee was formed by the Board of Directors in order to monitor the implementation of the transitional agreements entered into with Aperam.  The Transition Committee was created for a maximum of three years, after which an evaluation of its purpose would take place. Its members were Mr. Vaghul, Mr. Ross and Mr. Kaden, with Mr. Kaden acting as chairman.

The Transition Committee reviewed the terms and conditions of the transitional services provided to Aperam in the course of 2012. The Transition Committee then decided that a separate committee focused on the transition was no longer necessary, as the transitional agreements with Aperam had decreased in relevance and order of magnitude, effective October 30, 2012. Responsibility for the remaining arrangements with Aperam has been transferred to line management with oversight by the Audit Committee in the normal course of business.

The Transition Committee held one meeting in 2012 which one of its three members did not attend.

Group Management Board

The Group Management Board is entrusted with the day-to-day management of the Company and the implementation of its strategy.  Mr. Lakshmi N. Mittal, the Chief Executive Officer, chairs the Group Management Board. The members of the Group Management Board are appointed and dismissed by the Board of Directors. As the Group Management Board is not a corporate body created by Luxembourg law or ArcelorMittal’s Articles of Association, it exercises only the authority granted to it by the Board of Directors.

In implementing ArcelorMittal’s strategic direction and corporate policies, the Chief Executive Officer is supported by the members of the Group Management Board who have substantial experience in the steel and mining industries worldwide.

The Group Management Board is assisted by a Management Committee comprised of 24 members The Management Committee discusses and prepares decisions to be made by the Group Management Board on matters of Group-wide importance, integrates the geographical dimension of the ArcelorMittal group, ensures in-depth discussions with ArcelorMittal’s operational and resources leaders and shares information about the situation of the Group and its markets.

Succession Planning

Succession management at ArcelorMittal is a systematic and deliberate process for identifying and preparing employees with potential to fill key organizational positions should the current incumbent’s term expire. This process applies to all ArcelorMittal executives up to and including the Group Management Board. Succession management aims to ensure the continued effective performance of the organization by providing for the availability of experienced and capable employees who are prepared to assume these roles as they become available. For each position, candidates are identified based on performance and potential and their “years to readiness” and development needs are discussed and confirmed. Regular reviews of succession plans are conducted to ensure that they are accurate and up to date. Succession management is a necessary process to reduce risk, create a pipeline of future leaders, ensure smooth business continuity and improve employee motivation. Although ArcelorMittal’s predecessor companies each had certain succession planning processes in place, the process has been reinforced, widened and made more systematic since 2006. The responsibility to review and approve succession plans and contingency plans at the highest level rests with the Board’s ARCG Committee.

Other Corporate Governance Practices

ArcelorMittal is committed to adhere to best practices in terms of corporate governance in its dealings with shareholders and aims to ensure good corporate governance by applying rules on transparency, quality of reporting and the balance of powers. ArcelorMittal continually monitors U.S., European Union and Luxembourg legal requirements and best practices in order to make adjustments to its corporate governance controls and procedures when necessary, as evidenced by the new policies adopted by the Board of Directors in 2012.

ArcelorMittal complies with the 10 Principles of Corporate Governance of the Luxembourg Stock Exchange in all respects- However, in respect of Recommendation 1.3, which advocates separating the roles of chairman of the board and the head of the executive management body, the Company has made a different choice.

The nomination of the same person to both positions was approved by the shareholders (with the Significant Shareholder abstaining) of Mittal Steel Company N.V., which was at that time the parent company of the combined ArcelorMittal group. Since that date, the rationale for combining the positions of Chief Executive Officer and Chairman of the Board of Directors has become even more compelling. The Board of Directors is of the opinion that Mr. Mittal’s strategic vision for the steel industry in general and for ArcelorMittal in particular in his role as CEO is a key asset to the Company, while the fact that he is fully aligned with the interests of the Company’s shareholders means that he is uniquely positioned to lead the Board of Directors in his role as Chairman. The combination of these roles was revisited at the Annual General Meeting of Shareholders of the Company held in May 2011, when Mr. Lakshmi N. Mittal was reelected to the Board of Directors for another three year term by a strong majority.

Ethics and Conflicts of Interest

Ethics and conflicts of interest are governed by ArcelorMittal’s Code of Business Conduct, which establishes the standards for ethical behavior that are to be followed by all employees and directors of ArcelorMittal in the exercise of their duties. Each employee of ArcelorMittal is required to sign and acknowledge the Code of Conduct upon joining the Company. This also applies to the members of the Board of Directors of ArcelorMittal.

Employees must always act in the best interests of ArcelorMittal and must avoid any situation in which their personal interests conflict, or could conflict, with their obligations to ArcelorMittal. Employees are prohibited from acquiring any financial or other interest in any business or participate in any activity that could deprive ArcelorMittal of the time or the attention needed to devote to the performance of their duties. Any behavior that deviates from the Code of Business Conduct is to be reported to the employee’s supervisor, a member of the management, the head of the legal department or the head of the internal assurance department.

Code of Business Conduct training is offered throughout ArcelorMittal on a regular basis in the form of face-to-face trainings, webinars and online trainings. Employees are periodically trained about the Code of Business Conduct in each location where ArcelorMittal has operations. The Code of Business Conduct is available in the “Corporate Governance—Code of Business Conduct” section of ArcelorMittal’s website at www.arcelormittal.com.

In addition to the Code of Business Conduct, ArcelorMittal has developed a Human Rights Policy and a number of other compliance policies in more specific areas, such as anti-trust, anti-corruption, economic sanctions and insider dealing. In all these areas, specifically targeted groups of employees are required to undergo specialized compliance training. Furthermore, ArcelorMittal’s compliance program also includes a quarterly compliance certification process covering all business segments and entailing reporting to the Audit Committee.

Process for Handling Complaints on Accounting Matters

As part of the procedures of the Board of Directors for handling complaints or concerns about accounting, internal controls and auditing issues, ArcelorMittal’s Anti-Fraud Policy and Code of Business Conduct encourage all employees to bring such issues to the Audit Committee’s attention on a confidential basis. In accordance with ArcelorMittal’s Anti-Fraud and Whistleblower Policy, concerns with regard to possible fraud or irregularities in accounting, auditing or banking matters or bribery within ArcelorMittal or any of its subsidiaries or other controlled entities may also be communicated through the “Corporate Governance—Whistleblower” section of the ArcelorMittal website at www.arcelormittal.com, where ArcelorMittal’s Anti-Fraud Policy and Code of Business Conduct are also available in each of the main working languages used within the Group. In recent years ArcelorMittal has implemented local whistleblowing facilities, as needed.

During 2012, a total of 88 complaints relating to accounting fraud were referred to the Company’s Internal Assurance department. Following review by the Audit Committee, none of these complaints was found to be significant.

Internal Assurance

ArcelorMittal has an Internal Assurance function that, through its Head of Internal Assurance, reports to the Audit Committee. The function is staffed by full-time professional staff located within each of the principal operating subsidiaries and at the corporate level. Recommendations and matters relating to internal control and processes are made by the Internal Assurance function and their implementation is regularly reviewed by the Audit Committee.

Independent Auditors

The appointment and determination of fees of the independent auditors is the direct responsibility of the Audit Committee. The Audit Committee is further responsible for obtaining, at least once each year, a written statement from the independent auditors that their independence has not been impaired. The Audit Committee has also obtained a confirmation from ArcelorMittal’s principal independent auditors to the effect that none of its former employees are in a position within ArcelorMittal that may impair the principal auditors’ independence.

Measures to Prevent Insider Dealing and Market Manipulation

The Board of Directors of ArcelorMittal has adopted Insider Dealing Regulations (“IDR”), which are updated when necessary and in relation to which training is conducted throughout the group. The IDR’s most recent version is available on ArcelorMittal’s website, www.arcelormittal.com.

The IDR apply to the worldwide operations of ArcelorMittal. The Company Secretary of ArcelorMittal is the IDR compliance officer and answers questions that members of senior management, the Board of Directors, or employees may have about the IDR’s interpretation. The IDR compliance officer maintains a list of insiders as required by the Luxembourg market manipulation (abus de marché) law of May 9, 2006, as amended. The IDR compliance officer may assist senior executives and directors with the filing of notices required by Luxembourg law to be filed with the Luxembourg financial regulator, the CSSF (Commission de Surveillance du Secteur Financier). Furthermore, the IDR compliance officer has the power to conduct investigations in connection with the application and enforcement of the IDR, in which any employee or member of senior management or of the Board of Directors is required to cooperate.

Selected new employees of ArcelorMittal are required to participate in a training course about the IDR upon joining ArcelorMittal and every three years thereafter. The individuals who must participate in the IDR training include the members of senior management, employees who work in finance, legal, sales, mergers and acquisitions and other areas that the Company may determine from time to time. In addition, ArcelorMittal’s Code of Business Conduct contains a section on “Trading in the Securities of the Company” that emphasizes the prohibition to trade on the basis of inside information. An online interactive training tool based on the IDR was developed in 2010 and deployed across the group in different languages in 2011 through ArcelorMittal’s intranet, with the aim to enhance the staff’s awareness of the risks of sanctions applicable to insider dealing. The importance of the IDR was re-emphasized in writing to the persons on ArcelorMittal's insider list in July 2012.

D.    Employees

ArcelorMittal had approximately 246,000 employees as of December 31, 2012.

The table below sets forth the total number of employees by segment for the past three years.

Segment	2010	2011	2012
Flat Carbon Americas	30,357	31,812	30,474
Flat Carbon Europe	59,759	62.130	62,183
Long Carbon Americas and Europe	58,392	53,558	44,748
AACIS	60,318	57,774	53,716
Distribution Solutions	16,561	16,998	15,038
Mining	36,882	37,808	37,374
Other activities	1,680	1,624	2,586
Total Continuing Operations	263,949	261,704	246,119
Discontinued Operations	10,979	-	-
Total	274,928	261,704	246,119

ArcelorMittal employees in various parts of the world are represented by trade unions, and ArcelorMittal is a party to collective bargaining agreements with employee organizations in certain locations. The following description summarizes the status of certain of these agreements and relationships.

The Joint Global Health and Safety Agreement signed between the Company and the IndustriAll union at the European and international level, (formerly European and International Metalworkers Federations, respectively) and United Steelworkers Union remained in effect in 2012. The agreement, the first of its kind in the steel industry, recognizes the vital role played by trade unions in improving health and safety. It sets out minimum standards for every site the Company operates in order to achieve world-class performance. These standards include the commitment to form joint management/union health and safety committees, as well as training and education programs at the facility level in order to make a meaningful impact on health and safety across the Company. Also included in the agreement is the creation of a joint global health and safety committee consisting of representatives of management and the unions that will target ArcelorMittal plants in order to help them to further improve their health and safety performance. The committee issued its first joint report on health and safety in 2011. A survey was also launched to assess the local joint health and safety committees across the Company. The results were studied, grouped and disseminated, serving as a basis for a two-day workshop in Luxembourg. The final outcome will be a set of guidelines for improving the functioning of the local committees and Health and Safety leadership aspects to boost progress. In addition, visits of the Joint Global Health and Safety Committee in 2012 took place in Asturias (planning meeting and site meeting), Vanderbijlpark and Canada; there was also a follow-up visit of a subcommittee to Dabrowa Gornicza and a web meeting at the end of the year.

Collective labor agreements (“CLAs”) entered into or renewed during 2012 include Mexico, Brazil, Argentina, Ukraine, Kazakhstan, Romania, France, Germany, Belgium, Canada, Bosnia and Algeria.

The labor contract with the United Steelworkers (the “USW”) for 14 of the Company’s facilities in the United States expired on September 1, 2012. ArcelorMittal USA and the USW agreed to a new three-year labor contract with the Company’s unionized employees in the United States, which became effective on September 1, 2012. The Company and the USW will continue their dialogue concerning the competitiveness and sustainability of the Company’s U.S. operations.

ArcelorMittal Mines Canada entered into a six-year CLA during the second quarter of 2011. In addition to setting salaries and conditions of employment for the duration of the agreement, provisions relating to health and safety, productivity improvement and flexibility were included. Management expects this agreement to contribute to labor stability during the expansion of ArcelorMittal Mines Canada’s capacity during the coming years.

On March 9, 2012, ArcelorMittal performed a number of changes to the pension plan and health and dental benefits in its subsidiary ArcelorMittal Dofasco in Canada. Employees were transitioned from an existing defined benefit pension plan to a new defined contribution plan. The changes resulted in a curtailment gain of $241 million recorded in cost of sales and selling, general and administrative expenses in the statements of operations.

ArcelorMittal Hamilton (Wire Rod) entered into a four-year agreement during the third quarter of 2012. The contract provides for a reduction of CAD$6 per hour in salary and benefits to address the competitiveness challenge faced by the unit.

In response to weak market conditions in Europe, ArcelorMittal announced in the third quarter of 2011 the temporary idling of some of its installations in several countries in Europe, including Spain, Luxembourg, France and Belgium.

On October 14, 2011, ArcelorMittal Belgium announced its intention to close the liquid phase of its Liège facilities in Belgium to respond to a structural overcapacity in Flat Products in the Northern European market. Information and consultation procedures have been initiated at both the local and European level. ArcelorMittal is seeking to avoid redundancies and to find adequate solutions for all workers affected. In October 2012, the Company confirmed its final decision to close two blast furnaces, a sinter plant, steel shop and continuous casters in Liege, Belgium following a 12-month consultation process.

On October 1, 2012, ArcelorMittal Atlantique and Lorraine announced the intention to launch a project to close the liquid phase of the Florange plant in France, and concentrate efforts and investment on the high-quality finishing operation in Florange which employs more than 2,000 employees. The Company had accepted the French government’s request for the government to find a buyer for the liquid phase within 60 days of October 1, 2012, but no buyer was found. In December 2012, ArcelorMittal and the French government reached an agreement providing for the mothballing of the liquid phase without any dismantling for six years. ArcelorMittal expressed its commitment to the French government that it would (i) invest €180 million in the Florange site over the next five years, (ii) maintain the packaging activity in Florange for at least five years, (iii) reorganize the activity of the Florange site only by voluntary social measures for workers, and (iv) launch an R&D program to continue to develop the blast furnace top gas recycling technology. The information and consultation process on this project has started, as have union negotiations on social measures relating to the agreement made with the French government.

Due to continuing weakness in the Spanish construction market and the lack of any sign of recovery in the short-term, ArcelorMittal España announced on January 18, 2012 that it expects to indefinitely extend the idling of the electric arc furnace and associated steel section production at its site in Villaverde (Madrid), a unit that specializes in the production of large steel sections. Other steel-related activity at this site is expected to continue in the form of both logistical activities for the supply of raw materials to other Group factories in Spain, and steel processing and distribution activities. ArcelorMittal is seeking to minimize the effect on its employees. In particular, a plan has been drawn up to redeploy the employees affected to other Group sites in Spain. Local information and consultation procedures have been initiated.

On January 24, 2013, ArcelorMittal Liège informed its local works council of its intention to permanently close a number of additional assets due to further weakening of the European economy and the resulting low demand for its products. Specifically, ArcelorMittal Liège has proposed to close (i) the hot strip mill in Chertal, (ii) one of the two cold rolling flows in Tilleur, (iii) galvanization lines 4 and 5 in Flemalle and (iv) electrogalvanizing lines HP3 and 4 in Marchin. The Company has also proposed to permanently close the ArcelorMittal Liège coke plant, which is no longer viable due to the excess supply of coke in Europe. ArcelorMittal Liège intends to discuss with trade union representatives all possible means of reducing the impact on employees, including the possibility of reallocation to other sites within ArcelorMittal.

During 2012, ArcelorMittal continued productivity and cost-reduction efforts locally, in consultation with local employee representatives, where needed. In this context, ArcelorMittal gave its employees in Ostrava (Czech Republic) the option to take voluntary retirement in December 2011, subject to certain premium conditions. Approximately 790 voluntary retirement applications were received in 2012. The Company is undertaking a similar initiative in Poland to increase productivity levels. The initiative resulted in 943 voluntary separations.

On November 2, 2009, an “Anticipation of Change” agreement was signed with the European Metalworkers Federation to address the sustainability and competitiveness of the Company’s operations in Europe. The agreement defines social dialogue structures within ArcelorMittal to better manage and anticipate change at all levels, in particular to safeguard and develop the Company’s competitiveness, to preserve and develop the employability of employees, and to develop workers’ skills to enable them to adapt to new challenges. Two meetings were held during the course of 2012.

E.    Share Ownership

As of December 31, 2012, the aggregate beneficial share ownership of ArcelorMittal directors and senior management (17 individuals) totaled 1,990,733 ArcelorMittal shares (excluding shares owned by ArcelorMittal’s Significant Shareholder and including options to acquire 1,358,735 ArcelorMittal ordinary shares that are exercisable within 60 days of December 31, 2012), representing 0.13% of the total issued share capital of ArcelorMittal. Excluding options to acquire ArcelorMittal ordinary shares, these 17 individuals beneficially own 631,998 ArcelorMittal ordinary shares. Other than the Significant Shareholder, each director and member of senior management beneficially owns less than 1% of ArcelorMittal’s shares. For purposes of this Item 6E, ordinary shares held directly by Mr. Lakshmi Mittal and his wife, Mrs. Usha Mittal, and options held directly by Mr. Lakshmi Mittal are aggregated with those ordinary shares beneficially owned by the Significant Shareholder.

ArcelorMittal issued 104,477,612 ordinary shares in an offering that closed on January 14, 2013 (the “Share Offering”) and issued $2,250,000,000 aggregate principal amount of 6.00% Mandatorily Convertible Subordinated Notes due 2016 (the “Convertible Notes”) in an offering that closed on January 16, 2013. The Significant Shareholder, through Lumen Investments S.à r.l., subscribed for 17,910,448 ordinary shares in the Share Offering and acquired $300 million in principal amount of Convertible Notes. Following the ordinary shares subscription, the percentage of total ordinary shares (including options to acquire ArcelorMittal ordinary shares exercisable within 60 days) owned by the Significant Shareholder decreased from 40.88% to 39.39%. See “Item 7—Major Shareholders and Related Party Transactions”.

In 2011, the number of ArcelorMittal RSUs granted to directors and senior management (including the Significant Shareholder) was 82,500; upon vesting of the RSUs, the corresponding treasury shares or new shares will be transferred to the beneficiaries on September 29, 2014. In 2012, the number of ArcelorMittal PSUs granted to directors and senior management (including the Significant Shareholder) was 49,500; upon vesting of the PSUs, the corresponding treasury shares or new shares will be transferred to the beneficiaries on March 30, 2015.

See “Item 6B—Directors, Senior Management and Employees—Compensation” for a description of options, RSUs and PSUs held by members of ArcelorMittal’s Board of Directors.

The following table summarizes outstanding share options, as of December 31, 2012, granted to the members of the Group Management Board of ArcelorMittal (or its predecessor company Mittal Steel, depending on the year):

		Options granted in 2005	Options granted in 2006	Options granted in 2007	Options granted in 2008	Options granted in 2009	Options granted in 2010	Options Total[2]	Weighted Average Exercise Price of Options [2]
	Group Management Board (Including Chief Executive Officer)	198,504	222,002	296,000	326,000	376,000	351,700	1,893,636
	Total	198,504	222,002	296,000	326,000	376,000	351,700	1,893,636	—
	Exercise price[1]	$27.31	$32.07	$61.09	$78.44	$36.38	$30.66	—	$44.80
	Term (in years)	10	10	10	10	10	10	—	—
	Expiration date	Aug. 23, 2015	Sep. 1, 2016	Aug. 2, 2017	Aug. 5, 2018	Aug. 4, 2019	Aug. 3, 2020	—	—

1	Due to the spin-off of Aperam on January 25, 2011, the strike price of outstanding options was reduced by 5% in line with the spin-off ratio. The table above reflects this adjustment.
2

The 91,430 options granted by Arcelor in 2006 (expiring on June 30, 2013) for an exercise price of €28.62 (for this table a conversion ratio of 1 euro = 1.3194 U.S. dollars was used) and 32,000 options granted on December 15, 2008 (expiring on December 15, 2018) at an exercise price of $22.56 have been included in the total number of options and the average weighted exercise price.

The following table summarized outstanding RSUs and PSUs granted to the members of the Group Management Board of ArcelorMittal in 2011 and 2012.

		RSUs granted in 2011	PSUs granted in 2012
	Group Management Board (Including Chief Executive Officer)	82,500	49,500
	Total	82,500	49,500
	Term (in years)	3	3
	Vesting date[1]	Sep. 29, 2014	Mar. 30, 2015

1	See “—Restricted Share Units (RSUs) and Performance Share Units (PSUs)”, for vesting conditions.

In accordance with the Luxembourg Stock Exchange’s 10 Principles of Corporate Governance, independent non-executive members of ArcelorMittal’s Board of Directors do not receive share options, RSUs or PSUs.

ArcelorMittal’s stock option plan and the RSU and PSU Plans are described above under Item 6.B.

Employee Share Purchase Plan (ESPP)

The annual general shareholders’ meeting held on May 11, 2010 adopted an Employee Share Purchase Plan (the “ESPP 2010”) as part of a global employee engagement and participation policy. As with the previous Employee Share Purchase Plans implemented in 2008 and 2009, the ESPP 2010’s goal was to strengthen the link between the Group and its employees and to align the interests of ArcelorMittal employees and shareholders. The main features of the plan, which was implemented in November 2010, were the following:

The ESPP 2010 was offered to 183,560 employees in 21 jurisdictions. ArcelorMittal offered a maximum total number of 2,500,000 shares (0.16% of the current issued shares on a fully diluted basis). A total of 164,171 shares were subscribed, 1,500 of which were subscribed by members of the Group Management Board and the Management Committee of the Company. The subscription price was $34.62 before discounts.

Pursuant to the ESPP 2010, eligible employees could apply to purchase a number of shares not exceeding that number of whole shares equal to the lower of 200 shares and the number of whole shares that may be purchased for $15,000, rounded down to the nearest whole number of shares.

The purchase price was equal to the average of the opening and the closing prices of the ArcelorMittal shares trading on the NYSE on the exchange day immediately preceding the opening of the subscription period, which is referred to as the “reference price”, less a discount equal to:

(a)      15% of the reference price for a purchase order not exceeding the lower of 100 shares and the number of shares (rounded down to the nearest whole number) corresponding to an investment of $7,500 (the first cap); and thereafter,

(b)      10% of the reference price for any additional acquisition of shares up to a number of shares (including those in the first cap) not exceeding the lower of 200 shares and the number of shares (rounded down to the nearest whole number) corresponding to an investment of $15,000 (the second cap).

All shares purchased under the ESPP 2008, 2009 and 2010 are held in custody for the benefit of the employees in global accounts with BNP Paribas Securities Services, except for shares purchased by Canadian and U.S. employees, which are held in custody in one global account with Computershare.

Shares purchased under the plan are subject to a three-year lock-up period as from the settlement date, except for the following early exit events: permanent disability of the employee, termination of the employee’s employment or death of the employee. At the end of this lock-up period, the employees will have a choice either to sell their shares (subject to compliance with ArcelorMittal’s insider dealing regulations) or keep their shares and have them delivered to their personal securities account, or make no election, in which case shares will be automatically sold. Shares may be sold or released within the lock-up period in the case of early exit events. During this period, and subject to the early exit events, dividends paid on shares are held for the employee’s account and accrue interest. Employee shareholders are entitled to any dividends paid by ArcelorMittal after the settlement date and they are entitled to vote their shares.

With respect to the spin-off of ArcelorMittal’s stainless and specialty steels business, an addendum to the charter of the 2008, 2009 and 2010 ESPPs was adopted providing, among other measures, that:

•         the spin-off shall be deemed an early exit event for the participants who will be employees of one of the entities that will be exclusively controlled by Aperam, except in certain jurisdictions where termination of employment is not an early exit event; and

•         the Aperam shares to be received by ESPP participants will be blocked in line with the lock-up period applicable to the ArcelorMittal shares in relation to which the Aperam shares are allocated based on a ratio of one Aperam share for 20 ArcelorMittal shares.

In connection with ArcelorMittal’s Employee Share Purchase Plan (“ESPP”) 2010, employees subscribed for a total of 164,171 ArcelorMittal shares (with a ceiling of up to 200 shares per employee) out of a total of 2,500,000 shares available for subscription. The shares subscribed by employees under the ESPP 2010 program were treasury shares. Due to the low participation level in previous years and the complexity and high cost of setting up an ESPP, management decided not to implement another ESPP in 2011 and the same decision has been adopted with respect to 2012.